As filed with the Securities and Exchange Commission on February 5, 2004
Registration Nos. 333-
811-07543

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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.	[]

Post-Effective Amendment No. ____	[ ]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 102	[X]

Keyport Variable Account A

(Exact name of Registrant)

Sun Life Assurance Company of Canada (U.S.)

(Name of Depositor)

One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

(Address of Depositor's Principal Executive Offices (Zip Code)

Depositor's Telephone Number, including Area Code: 781-446-1974

Edward M. Shea, Esq.

Assistant Vice President and Senior Counsel

Sun Life Assurance Company of Canada (U.S.)

One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481

(Name and Address of Agent for Service)

copy to:

Joan E. Boros, Esq.

Christopher S. Petito, Esq.

Jorden Burt LLP

1025 Thomas Jefferson Street, N.W.

Washington, DC 20007

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8 (a), may determine.

Title of Securities Being Registered: Variable Portion of the Contracts Funded Through the Separate Account.

No filing fee is due because an indefinite amount of securities is deemed to have been registered in reliance on Section 24(f) of the Investment Company Act of 1940.

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Exhibit Index on Page ____

CONTENTS OF REGISTRATION STATEMENT

The Facing Sheet

The Contents Page

PART A

Prospectus

PART B

Statement of Additional Information

PART C

Items 24 - 32

The Signatures

Exhibits

PART A

May 1, 2004 Prospectus for

Sun Life Financial Variable Immediate Annuity

[Draft dated February, 5 2004]

Annuities are:
o	not insured by the FDIC or any other federal government agency;

o	not a deposit or other obligation of, underwritten or guaranteed by, the depository institution;

o	subject to investment risks, including the possible loss of the principal amount invested.

PROSPECTUS FOR

SUN LIFE FINANCIALVARIABLE IMMEDIATE ANNUITY

GROUP AND INDIVIDUAL SINGLE PURCHASE PAYMENT

VARIABLE IMMEDIATE ANNUITY CONTRACTS

ISSUED BY

KEYPORT VARIABLE ACCOUNT A

OF

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

This prospectus describes the Sun Life Financial Variable Immediate Annuity group Contracts and Certificates offered by Sun Life Assurance Company of Canada (U.S.) ("Sun Life (U.S.)"). The prospectus also offers the Certificates in the form of individual Contracts, where required by certain states. All discussion of Certificates applies to the group Contracts and individual Contracts unless specified otherwise.

Under the Certificate, you may elect to receive periodic Annuity Payments on a variable basis, a fixed basis, or a combination of both. This prospectus primarily describes the variable features of the Certificate. The Fixed Account and its features are summarized in Appendix B. If you choose Variable Payments, you may choose to receive those payments based on any one or more of the following Sub-accounts, each of which invests in one of the Portfolios of the Eligible Funds:
Large-Cap Value Equity Funds	Mid-Cap Blend Equity Funds
Franklin Templeton VIP Trust Templeton Foreign	Sun CapitalSM All Cap Fund - S Class
Securities Fund, Class 2	Mid-Cap Growth Equity Funds
Franklin Templeton VIP Trust Templeton Growth	Lord Abbett Series Fund Growth Opportunities
Securities Fund - Class 2	Portfolio
Lord Abbett Series Fund All Value Portfolio	Small-Cap Value Equity Funds
Lord Abbett Series Fund Growth & Income Portfolio	Franklin Templeton VIP Trust Franklin Small Cap
MFS/Sun Life Total Return - S Class	Value Securities Fund, Class 2
MFS/ Sun Life Utilities - S Class	Small-Cap Blend Funds
MFS/ Sun Life Value - S Class	Oppenheimer Main Street Small Cap Fund/VA
Large-Cap Blend Equity Funds	- Service Shares
MFS/ Sun Life Capital Opportunities - S Class	Small-Cap Growth Equity Funds
MFS/ Sun Life Massachusetts Investors Trust	MFS/ Sun Life New Discovery - S Class
- S Class	High-Quality Short-Term Bond Funds
MFS/ Sun Life Research - S Class	PIMCO VIT Low Duration Portfolio
MFS/ Sun Life Research International - S Class	PIMCO VIT Real Return Portfolio
Oppenheimer Capital Appreciation Fund/VA -	High-Quality Intermediate-Term Bond Funds
Service Shares	MFS/ Sun Life Government Securities - S Class
Oppenheimer Main Street Fund/VA - Service Shares	Sun Capital Investment Grade Bond Fund(R)
Large-Cap Growth Equity Funds	- S Class
MFS/ Sun Life Emerging Growth - S Class	PIMCO VIT Total Return Portfolio
MFS/ Sun Life Massachusetts Investors Growth	Low-Quality Short-Term Bond Fund
Stock - S Class	MFS/ Sun Life High Yield - S Class
MFS/ Sun Life Strategic Growth - S Class	Low-Quality Intermediate-Term Bond Fund
Oppenheimer Global Securities Fund/VA - Service	PIMCO VIT Emerging Markets Bond Portfolio
Shares	Money Market Fund
Mid-Cap Value Equity Funds	MFS/ Sun Life Money Market - S Class
Franklin Templeton VIP Trust Mutual
Shares Securities Fund, Class 2
Lord Abbett Series Fund Mid Cap Value Portfolio
Sun Capital Real Estate Fund(R) - S Class

Franklin(R) Advisory Services, LLC advises Franklin Small Cap Value Securities Fund. Franklin(R) Mutual Advisers, LLC advises Mutual Shares Securities Fund. Lord, Abbett & Co. LLC advises the Lord Abbett Series Fund Portfolios. Massachusetts Financial Services Company advises the MFS/Sun Life Funds. Pacific Investment Management Company LLC advises the PIMCO VIT Portfolios. OppenheimerFunds, Inc. advises the Oppenheimer Funds. Sun Capital Advisers, Inc. advises the Sun Capital Funds. Templeton(R) Investment Counsel, LLC advises Templeton Foreign Securities Fund. Templeton(R) Global Advisors Limited advises Templeton Growth Securities Fund.

The purchase of a Certificate involves certain risks. Investment performance of the Sub-accounts may vary based on the performance of the Portfolios of the related Eligible Funds. We do not guarantee any minimum Annuity Unit Values for amounts allocated to the Sub-accounts. As a result, Annuity Payments, amounts available for withdrawal, death benefits and the Certificate Surrender Value will change upward or downward.

You may purchase a Certificate on a tax-qualified basis as an Individual Retirement Annuity ("IRA") or non-tax-qualified basis as a Non-Qualified Certificate. You may only purchase a Certificate with a single Purchase Payment. Additional payments are not allowed under the Certificate.

We may offer other certificates through the Variable Account with different features, fees and charges, and other sub-accounts, which may invest in different or additional mutual funds. Those certificates are described in separate prospectuses and statements of additional information. You may obtain information concerning the availability of the other certificates by asking your agent.

This prospectus contains important information about the Certificates you should know before investing. You should read it before investing and keep it for future reference. We have filed a Statement of Additional Information ("SAI") with the Securities and Exchange Commission. The current SAI has the same date as this prospectus and is incorporated by reference in this prospectus. You may obtain a free copy by writing us at P.O. Box 9133, Wellesley Hills, MA 02481, by calling (800) 367-3653, or by returning the postcard on the back cover of this prospectus. A table of contents for the SAI appears on page [42] of this prospectus.

The date of this prospectus is May 1, 2004.

The Securities and Exchange Commission has not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS
Page
SUMMARY OF CERTIFICATE FEATURES
FEE TABLE
EXAMPLES
PURCHASE PAYMENT AND APPLICATION
ANNUITY PROVISIONS
Annuity Benefits in General
Income Streams
Annuity Payment Option and Income Date
Annuity Payment Options
Annuity Payment Values
Payment Frequency
Level Monthly Payments
INVESTMENTS OF THE VARIABLE ACCOUNT
Allocations of Purchase Payment
Eligible Funds
Substitution of Eligible Funds and Other Variable Account Changes
OPTIONAL INVESTMENT RELATED PROGRAMS
VALUATION
Valuation Periods
Net Investment Factor
CERTIFICATE OWNERSHIP
DEDUCTIONS
Deductions for Premium Taxes
Deductions for Surrender Charge
Deductions for Mortality and Expense Risk Charge
Deductions for Administrative Charge
Deductions for Certificate Maintenance Charge
Deductions for Transfers of Variable Account Value
Total Variable Account Expenses
Certificate Value Deductions
Deductions for Income Taxes
TRANSFER OF INCOME STREAM VALUE
Transfer Procedures
Limits on Transfers
PARTIAL WITHDRAWALS AND SURRENDERS
Partial Withdrawals
Total Surrender of Certificate
CHANGES TO ANNUITY PAYMENTS
DEATH PROVISIONS
Death of Certificate Owner/Annuitant
GENERAL PROVISIONS CERTIFICATE OWNERSHIP
Proof of Age, Sex, and Survival of Annuitant
Modification of the Certificate
Right to Examine the Certificate
Suspension of Payments
TAX STATUS
Introduction
Substantially Equal Periodic Payment Requirement for Certificate Owners under Age 59 1/2
Taxation of Annuities in General
Qualified Plans
Annuity Purchases by Nonresident Aliens
VARIABLE ACCOUNT VOTING PRIVILEGES
SALES OF THE CERTIFICATES
PERFORMANCE INFORMATION
SUN LIFE (U.S.) AND THE VARIABLE ACCOUNT
LEGAL PROCEEDINGS
INQUIRIES BY CERTIFICATE OWNERS
TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION
APPENDIX A--DEFINITIONS
APPENDIX B--THE FIXED ACCOUNT
APPENDIX C--TELEPHONE INSTRUCTIONS
APPENDIX D--ANNUITY PAYMENT OPTION AND INCOME STREAM ALLOCATION EXAMPLES

SUMMARY OF CERTIFICATE FEATURES

This summary does not contain all of the information that may be important to you. You should read the entire prospectus and Statement of Additional Information before deciding to invest. Further, individual state requirements that differ from the information in this prospectus are described in supplements to this prospectus or in endorsements to the Certificate.

1.	Why would I choose to purchase this Certificate?

The Certificate is an insurance contract designed to provide you with a stream of annuity income payments on a periodic basis (e.g., monthly) for a guaranteed number of years ("Period Certain Annuity"), for your lifetime ("Lifetime Annuity"), or for your life and the life of a joint annuitant ("Joint and Survivor Lifetime Annuity"). You may also select a combined Lifetime Annuity with Period Certain, which will provide payments for a guaranteed number of years and for the rest of your life, if you outlive the guaranteed period.

You may choose to receive your Annuity Payments in Fixed Payments, Variable Payments, or payments that combine the two. You tell us how you want the payments to be made, and we calculate your Initial Annuity Payment Amount based on your instructions, as described in our answer to question 7 below.

As compared to other variable immediate annuities, the Certificate offers you increased flexibility in managing your Certificate to address your income needs. As explained below, unlike other variable immediate annuities, the Certificate enables you to divide your stream of Annuity Payments into segments, called Income Streams. You may choose a different basis for each Income Stream. For example, you may choose a different percentage of your Initial Annuity Payment Amount for each Income Stream to be fixed or variable. You also may choose to base the variable portion of your Annuity Payments in each Income Stream on a different combination of Sub-accounts or different proportions of the same Sub-accounts. The Variable portions of your Annuity Payments will vary in amount based upon the investment performance of the Sub-accounts you select. The fixed portion of your Annuity Payments in each Income Stream is fixed in amount and will not change unless you take a withdrawal, make changes to your Annuity Payments or choose to have a percentage reduction apply to a surviving Annuitant's payments.
2.	How do I purchase this Certificate?

You may purchase this Certificate through a licensed, registered financial professional. You make a single Purchase Payment. The minimum amount is $25,000 and the maximum is $2 million, unless we pre-approve a higher amount. We may require that you submit certain forms to us before we issue the Certificate, including evidence of your age. You may not be older than Attained Age 90 on the date you select for payments to begin ("Income Date").
3.	What are some of the key features of this Certificate?

You choose the type of Payments - Fixed, Variable or both

You may choose to receive Fixed Payments, where the payment is a specified amount guaranteed by us. You may choose to receive Variable Payments, which can increase or decrease based on the investment performance of the Sub-accounts you select. You can also choose to receive a combination of Fixed and Variable Payments.

You may choose to levelize Variable Payments

If you choose to receive Variable Payments, or a combination of Fixed and Variable Payments, you can select a level payment feature, which will convert an annual Variable Payment amount into 12 equal monthly payments. The annual Variable Payment amount will be changed at the beginning of each Income Year, based on the investment results of the Sub-accounts you have selected. This feature allows you to plan your income budget for an entire year, while still participating in the investment performance of the Sub-accounts.

You may choose how to divide your stream of Annuity Payments into two or three Income Streams with different allocations of Fixed and Variable Payments

You can seek to tailor your future annuity income with different time intervals by dividing your stream of Annuity Payments under the Certificate into two or three Income Streams. Each Income Stream consists of a series of income payments to be paid for a specified period of time. For example, if you choose an Annuity Payment Option providing payments for a 20-year guaranteed period, you could treat it as a single Income Stream or you could divide it into two Income Streams of 10 years each or into two or three Income Streams of other lengths totaling 20 years.

If you choose two or more Income Streams you will receive Annuity Payments from one Income Stream at a time, consecutively. The Income Stream from which you currently receive Annuity Payments is called the "active" Income Stream, and an Income Stream from which you have not yet begun to receive Annuity Payments is called an "inactive" Income Stream.

When you apply for a Certificate, for each Income Stream you separately choose the portion of your initial Annuity Payment you wish to be Fixed Payments and Variable Payments. For example, if you selected the Annuity Payment Option that provides a 20-year Period Certain Annuity and divided it into two Income Streams of ten years each, you could choose a combination of 60% Fixed and 40% Variable initial Annuity Payment allocation for the first Income Stream, and 50% - 50% for the second Income Stream. The percentage of Fixed Payment or Variable Payment for each Income Stream, if not zero, must be at least 10% and a whole number, and the total for each Income Stream must equal 100%. You can select up to three separate Income Streams. While the amount of the Fixed Payment in each Income Stream will remain constant, the percentage of your payment provided by Variable Payments will vary to reflect the investment performance of the Sub-accounts. If the investment performance of the Sub-accounts you selected is greater than the Benchmark Investment Rate ("BIR") you selected for a Income Stream, the Variable Payment portion of your Annuity Payments from that Income Stream will increase; conversely, if the investment performance is less that the selected BIR, the Variable Payment amount will decrease.

If you choose to receive Variable Payments in more than one Income Stream, you can select different investment allocations among the available Sub-accounts and a different BIR for each Income Stream. For each Income Stream, you select the percentage of each Sub-account that will make up the first Variable Payment. The selected percentage must be at least 10% and a whole number, and the total for each Income Stream must equal 100%. The percentages will vary for all subsequent Variable Payments based on the investment performance of the Sub-Accounts you select. You may change your Sub-account allocations independently for each Income Stream.

4.	Why would I want different Income Streams?

Income Streams allow you more flexibility in making investment choices for your Certificate to suit your risk tolerance and anticipated income needs. Under a standard variable immediate annuity, you have the equivalent of one Income Stream, for which you must make a single investment allocation for all Annuity Payments. For example, if you choose a conservative investment profile for Annuity Payments, that investment allocation might be appropriate for the near-term but will reduce your potential for increased Annuity Payments in the future.

Income Streams, on the other hand, permit you to uncouple your investment allocation decisions for the near-term and the long-term. With Income Streams, you can choose to have a larger percentage of Fixed Payments during your first Income Stream to lessen the volatility of your income, and have a larger percentage of Variable Payments in a later Income Stream to allow for the potential of increased Annuity Payments in later years. Alternatively, you may want to receive only Variable Payments, but choose lower risk investment allocations for the initial Income Stream and higher risk investment allocations for a later Income Stream. Variable Payments in each Income Stream will vary in amount based upon the investment performance of the Sub-accounts you select, and can be more or less than your initial Variable Payment amount for that Income Stream.
5.	How do I choose separate Income Streams?

After you choose an Annuity Payment Option, the Income Date and frequency of the Annuity Payments, you choose how to structure your Income Streams. For each Income Stream you specify:

o	the percentage of initial Fixed Payment you would like to receive from that Income Stream;

o	the percentage of initial Variable Payment you would like to receive from that Income Stream (Fixed plus Variable must equal 100%); and

o	the length of time for each Income Stream (a number of years or for the duration of the Annuitant's life).

If you select Variable Payments, you also choose a BIR and the Sub-account allocations for each Income Stream. The BIR is an assumed investment rate of return upon which the initial Variable Payment is based. Subsequent Variable Payments will be based on the investment performance of the Sub-accounts you select in relation to the BIR. The BIR and the Sub-account allocations affect Annuity Payment Values. They can be different for each Income Stream and are described more fully in "Annuity Payment Values," below. We will calculate your Annuity Payment to reflect all your Income Stream choices. On the Income Date, the Initial Annuity Payment Amount will be the same for all Income Streams.
6.	What if I don't want different Income Streams?

You can choose a single Income Stream for the entire duration of the Certificate. However, if you choose a Lifetime Annuity with Period Certain Payment Option, we automatically create a Period Certain Income Stream followed by a Lifetime Annuity Income Stream. This will give you the option to take partial withdrawals from the Period Certain Income Stream if you wish.
7.	How are my Annuity Payments calculated?

       Calculating the Initial Annuity Payment Amount

On the Income Date, we first calculate an Initial Annuity Payment Amount for your Annuity Payment Option. On that date, the Initial Annuity Payment Amount is the same for all Income Streams, whether active or inactive. We begin by multiplying your Net Purchase Payment by the annuity purchase rate for the Annuity Payment Option you have selected. We determine the annuity purchase rate on the Income Date. This rate will vary based upon a number of factors, including the frequency and expected duration of the Annuity Payments, the number of and length of the Income Streams you selected, the applicable "Certificate Rate" for each Income Stream and, for Lifetime Annuity Payment Options, the age and sex of the Annuitant(s). If you have selected only Fixed Payments, the "Certificate Rate" is the interest rate determined by us. If you have selected only Variable Payments, the "Certificate Rate" for each Income Stream is the BIR you have chosen for that Income Stream. If you have selected a combination of Fixed and Variable Payments, the Certificate Rate for each Income Stream will include both the BIR chosen by you and the fixed interest rate determined by us. See Illustration 1 of Appendix E.

We next divide the Initial Annuity Payment Amount in each Income Stream, whether active or inactive into an initial Fixed Payment and/or Variable Payment based on the initial Annuity Payment allocation percentages you have specified for each Income Stream. See Illustration 2 of Appendix E.

We further divide each Income Stream's Variable Payment amount into Sub-account payment amounts based on your Sub-account allocation percentages. For each Sub-account payment amount, we determine the number of Annuity Units you will receive. We do this by dividing the Sub-account payment amount by the Sub-account Annuity Unit Value for the Valuation Period that includes the Income Date. See Illustration 3 of Appendix E.

       Calculating subsequent Annuity Payments

For each Income Stream, the Fixed Payment amount and the number of Sub-account Annuity Units will remain constant for the duration of that Income Stream, unless you take withdrawals, change the Sub-account allocations or, with a Joint and Survivor Lifetime Annuity Payment Option, choose to have a percentage reduction applied to the surviving Annuitant's payments.

The amount of the Variable Payments, however, will fluctuate with the investment performance of the Sub-accounts you choose. For Variable Payments, each Sub-account payment amount after the first Annuity Payment will be determined by multiplying

o	the number of Sub-account Annuity Units, set on the Income Date (unless subsequently changed by you, times

o	the Sub-Account Annuity Unit Value for the Valuation Period that includes the date of the particular Variable Payment.

If an inactive Income Stream will provide Variable Payments at some point in the future, the first Variable Payment you receive once the Income Stream becomes active will reflect the investment performance of the Sub-Accounts you selected, based upon changes in Annuity Unit Values that occurred during the time that the Income Stream was inactive. This amount may be higher or lower than the Initial Variable Payment Amount determined on the Income Date, or the Variable Payment amounts for the preceding Income Stream.

8.	How do I allocate my Purchase Payment among the Income Streams?

You do not need to allocate your Purchase Payment among the Income Streams. Our agent can tell you what your Initial Annuity Payment Amount would be based on your planned Purchase Payment, Annuity Payment Option, different combinations of Income Streams, Fixed and Variable Payment allocations, and other Certificate features. For our internal purposes, based on your initial instructions, we allocate your Purchase Payment to the Sub-Accounts and our General Account to provide appropriate funding to support the Annuity Payments to be made under your Certificate. See Illustration 4 to Appendix E.
9.	What charges will I incur under the Certificate?

On the Income Date, before the initial Annuity Payment Amount is calculated, we deduct the amount of any premium taxes required by any state or governmental entity.

After the Income Date, the following Certificate charges apply:
o	an annual mortality and expense risk charge equal to 1.25% of the average daily net assets invested in the Sub-accounts;

o	an annual administrative expense charge equal to 0.15% of the average daily net assets invested in the Sub-accounts;

o	an annual certificate maintenance charge of $36 if your Purchase Payment is less than $100,000; and

o	a maximum surrender charge of 8%.

In addition, fund charges are deducted from the assets invested in the Sub-accounts. These charges vary based upon the Sub-accounts you selected. See "Fee Table," "Examples" and "Deductions."
10.	Can I make transfers between the Sub-accounts?

You may make transfers between the Sub-accounts within an Income Stream at any time, subject to certain limitations. A transfer will result in a change of the number of your Annuity Units. Subsequent Variable Payments will be based on the investment performance of the new Sub-accounts. You may not make transfers from one Income Stream to another and you may not make transfers between the Fixed Account and the Sub-accounts.
11.	May I take partial withdrawals or surrender my Certificate?

If you have chosen the Period Certain Annuity Payment Option, you may surrender the entire Certificate and receive the Commuted Certificate Value. The Commuted Certificate Value is the present value of all future Annuity Payments under the Period Certain Income Stream(s) using as discount rates:
o	for Variable Payments, the BIR for the Annuity Units currently used to calculate the amount of such payments for an Income Stream; and

o

for Fixed Payments, the interest rate originally used on the Income Date to calculate such payments for an Income Stream, increased by the Liquidity Adjustment Factor. See "Appendix B The Fixed Account".

You may also take partial withdrawals from Period Certain Income Streams. Partial withdrawal amounts will be taken from each of your Period Certain Income Streams in proportion to the Income Stream Value of that Income Stream. "Income Stream Value" is the present value of all future Annuity Payments provided under an Income Stream, calculated using the Certificate Rate and the mortality table, if any, used to calculate Annuity Payments under that Income Stream. If you have selected a Period Certain Annuity Payment Option, you may take partial withdrawals of amounts up to the entire Commuted Certificate Value.

If you have selected a Lifetime Annuity with Period Certain, you may take partial withdrawals of amounts up to the amount that will reduce the Annuity Payments in the Period Certain to our minimum annual Annuity Payment amount (currently $100). You may not take any partial withdrawals from any Income Streams within a Lifetime Annuity.

Each partial withdrawal amount must be at least $300. If you make a partial withdrawal, your future Period Certain Annuity Payments will be reduced. See "Partial Withdrawals" for an example of how partial withdrawals affect payment amounts. If you surrender your Certificate or take any withdrawals within the first ten Certificate Years from Fixed or Variable Payments, surrender charges will apply. See "Deduction for Surrender Charges." In addition, the Liquidity Adjustment Factor will apply to withdrawals from Fixed Payments. The Liquidity Adjustment Factor will increase the discount rate used to calculate the present value of future Fixed Payments that are subject to the surrender or partial withdrawal. This adjustment will reduce the amount available for withdrawal or surrender.

12.	Who are the key persons under the Certificate?

The Certificate is a contract between you, the Certificate Owner, and us, Sun Life Assurance Company of Canada (U.S.), a member of the Sun Life Financial group of companies. If you select the Joint and Survivor Lifetime Annuity Payment Option, the Certificate can have Joint Certificate Owners who own the Certificate equally with rights of survivorship. The Certificate Owner is the primary Annuitant and any Joint Certificate Owners will be Joint Annuitants. If a Lifetime Annuity Payment Option is selected, Annuity Payments will be made for the lifetime of the Annuitant. The Beneficiary is the person who controls the Certificate in the event the Certificate Owner dies during a Period Certain. A Joint Certificate Owner is automatically the primary Beneficiary. You can choose to have multiple Beneficiaries.
13.	Can I make changes to the Certificate after it is issued?

You can change:
o	the Beneficiary;
o	the payee who receives your income payments;
o	the Sub-accounts in which you invest;
o	the length of a Period Certain Annuity Payment Option that consists of a single Income Stream; and
o	the BIR used to calculate an Income Stream's Variable Payments.

The last two listed changes will be effective on the next Income Anniversary.

If you die and Annuity Payments continue to a Joint Annuitant or your Beneficiary, he or she may only make the first three changes listed above. If you purchase the Certificate as an IRA, SEP-IRA or Roth IRA, there may be restrictions on the changes you can make.
14.	What happens when the Certificate Owner/Annuitant dies?

If, before the Income Date, any Certificate Owner dies, or the Annuitant dies under a Certificate owned by a non-natural person, the Beneficiary will be paid the Certificate Value, unless the Beneficiary chooses to apply that Certificate Value to the purchase of a new Certificate from us.

If the Certificate Owner dies on or after the Income Date and there is a Joint Certificate Owner, then the Joint Certificate Owner shall be the Certificate Owner. If the Certificate Owner dies on or after the Income Date and there is no Joint Certificate Owner, the Beneficiary shall control the Certificate. All remaining Annuity Payments will continue under the Period Certain Income Stream(s) unless the Beneficiary elects to have the Commuted Income Stream Value(s) paid in a lump sum. If more than one Beneficiary has been named and more than one Beneficiary is still living on the date of death of the Certificate Owner, the Beneficiaries shall become Joint Certificate Owners.

Annuity Payments under a Lifetime Annuity will end upon the death of the Annuitant. Annuity Payments under a Joint and Survivor Lifetime Annuity will end upon the death of both the Annuitant and Joint Annuitant.

15.	How are my Annuity Payments taxed?

They are taxed as ordinary income and not as capital gains.

With Non-Qualified Certificates, a portion of each Annuity Payment is nontaxable based on an IRS formula that establishes the ratio between your "investment in the contract" and the total value of your future expected Annuity Payments. This is called the "exclusion ratio" and it allocates a portion of your nontaxable "investment in the contract" to each Annuity Payment. The remainder of the payment is taxable. "Investment in the contract" is equal to the Certificate's Purchase Payment unless the Certificate was purchased as part of a tax-free exchange of an existing life insurance or annuity contract under Section 1035 of the Code, in which case "investment in the contract" will generally be less than the Purchase Payment since it will carry over from the existing contract being exchanged.

With IRAs (other than Roth IRAs), the entire Annuity Payment amount is generally fully taxable. With IRAs (including Roth IRAs) and with Non-Qualified Certificates, a penalty tax of 10% of the taxable amount of the payment may apply if you are under age 59 1/2 at the time of payment.

See "TAX STATUS" for further information about all the above, including uncertainty relating to the "exclusion ratio" determination for a Certificate.
16.	Can I cancel the purchase of a Certificate?

After you receive the Certificate, you may cancel it at any time before the Income Date (or until the expiration of the Right to Examine Certificate Period, whichever occurs later) by returning it to us. In most states, we will refund your Certificate Value as of the date we receive the returned Certificate plus any charge for premium taxes and any certificate maintenance charges that we may have previously deducted on the Income Date or from any Annuity Payments. In other states, we will return the Purchase Payment, less any Annuity Payments we have made, plus any certificate maintenance charges deducted from any Annuity Payments. See "Right to Examine the Certificate."

FEE TABLE

Certificate Owner Transaction Expenses

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the Certificate. The first table describes the fees and expenses that you will pay at the time that you buy the Certificate, surrender the Certificate, or transfer Certificate Value between investment options. State and local premium taxes may also be deducted.
Sales Load Imposed on Purchases
(as a percentage of the Purchase Payment):	0%

Maximum Surrender Charge
(as a percentage of the Purchase Payment):	8%[1]

Maximum Liquidity Adjustment Factor:	3%[2]

Maximum Transfer Charge (Currently $0):	$25[3]

Premium Taxes
(as a percentage of Certificate Value or total purchase payments):	0% - 3.5%[4]
1Certificate Years since issuance of Certificate	Surrender Charge

Up to 1	8%
2	8%
3	8%
4	7%
5	6%
6	5%
7	4%
8	3%
9	2%
10	1%
11 or more	0%

Surrender charges are deducted only if you make a withdrawal or totally surrender the Certificate.

2 This only applies to Fixed Payments.

3 Applicable to each transfer after the first twelve transfers in each Income Stream in each Income Year. We currently are waiving this fee. See "Deductions for Transfers of Variable Account Value."

4 The premium tax rate and base vary by state and the type of Certificate you own. Currently, we deduct premium taxes from Certificate Value upon full surrender (including a surrender for the death benefit) or annuitization. See "Deductions for Premium Taxes."

The next table describes the fees and expenses that you will pay periodically during the time that you own the Certificate, not including Eligible Fund fees and expenses.
Annual certificate maintenance charge:	$36[5]

5The certificate maintenance charge will be waived for the duration of the Certificate if the Purchase Payment is at least $100,000.

Variable Account Annual Expenses

(as a percentage of average net assets):
Mortality and Expense Risk Charge:	1.25%
Administrative Charge:	0.15%
Total Variable Account Annual Expenses:	1.40%

The next item shows the minimum and maximum total operating expenses charged by the Eligible Funds that you may pay periodically during the time that you own the Certificate. More detail concerning each Eligible Fund's fees and expenses is contained in the prospectus for each Eligible Fund.
Total Annual Eligible Fund Operating Expenses	Minimum	Maximum
(as a percentage of average daily net assets)

(Expenses that are deducted from Eligible Fund assets, including management fees, distribution and/or service (12b-1) fees, and other expenses)	0.66%	1.68%1

1 The expenses do not reflect any fee waiver or expense reimbursement. The advisers and/or service providers of certain Eligible Funds have agreed to reduce their fees and/or reimburse the Eligible Funds' expenses in order to keep the Eligible Funds' expenses below specified limits. The expenses of [Insert #] Eligible Funds are reduced by contractual fee reduction and expense reimbursement arrangements that will remain in effect through at least May 1, 2004. [Insert #] Eligible Funds may have voluntary fee reduction and/or expense reimbursement arrangements that may be terminated at any time. The minimum and maximum Total Annual Operating Expenses for all Eligible Funds after all fee reductions and expense reimbursements are 0.66% and 1.26% respectively. Each fee reduction and/or expense reimbursement arrangement is described in the relevant Eligible Fund's prospectus.

THE ABOVE EXPENSES FOR THE ELIGIBLE FUNDS WERE PROVIDED BY THE ELIGIBLE FUNDS. WE HAVE NOT INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

EXAMPLES

The Examples are intended to help you compare the cost of investing in the Certificate with the cost of investing in other variable immediate annuity contracts. These costs include Certificate Owner transaction expenses, Certificate fees, Variable Account annual expenses, and Eligible Fund fees and expenses and are based on a sample Certificate with the maximum possible fees.

The Examples assume that you invest $10,000 in the Certificate for the time periods indicated. The Examples also assume that your investment has a 5% return each year and assume the maximum fees and expenses of any of the Eligible Funds. To reflect the certificate maintenance charge in the Examples, we estimated an equivalent percentage charge, which we calculated by dividing the total amount of certificate maintenance charges expected to be collected during a year by the total estimated average net assets of the Sub-accounts and the Fixed Account attributable to the Certificates. The Examples do not reflect the effect of Annuity Payments. Your expenses would be less than those shown because the payments reduce the Certificate Value used to calculate the asset based charges. In addition, the Examples assume no transfers were made and no premium taxes were deducted. If these arrangements were considered, the expenses shown would be higher. The Examples also do not take into consideration any fee waiver or expense reimbursement arrangements of the Eligible Funds. If these arrangements were taken into consideration, the expenses shown would be lower.

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(1) If you surrender your Certificate at the end of the applicable time period:

1 year	3 years	5 years	10 years
$1,125	$1,841	$2,434	$4,335

(2) If you do not surrender your Certificate at the end of the applicable time period:
1 year	3 years	5 years	10 years
$310	$995	$1,775	$4,214

The Examples do not show the effect of premium taxes. Premium taxes (ranging from 0% to 3.5%) are deducted from the Certificate Value on the Income Date. The Examples also do not include any of the taxes or penalties you may be required to pay if you surrender the Certificate. A full surrender of the Certificate is only available if you have selected a Period Certain Annuity Payment Option. Life Contingent Income Streams are not eligible for surrenders or partial withdrawals.

We will waive the certificate maintenance charge for the life of the Certificate if the Purchase Payment is at least $100,000.

The Fee Table and Examples should not be considered a representation of past or future expenses and charges of the Sub-accounts. Your actual expenses may be greater or less than those shown. Similarly, the 5% annual rate of return assumed in the Examples are not an estimate or a guarantee of future investment performance. More comprehensive information about the Eligible Funds, including a discussion of their expenses is found in the current prospectuses for the Eligible Funds. The prospectuses for the Eligible Funds should be read in conjunction with this prospectus before you invest.

The Certificates described in this prospectus have not previously been made available for sale, and may include fees and charges that are different from our other variable annuity contracts. These differences may produce differing Annuity Unit Values. Therefore, no condensed financial information is included in this prospectus. The full financial statements for the Variable Account and Sun Life (U.S.) are in the Statement of Additional Information.

PURCHASE PAYMENT AND APPLICATION

The Purchase Payment is due on the Certificate Date. The minimum Purchase Payment for both Qualified and Non-Qualified Certificates is $25,000. We may reject a Purchase Payment and Application in our sole discretion.

If your Application for a Certificate is complete, we will apply your Purchase Payment to the Fixed Account. It will be credited with interest until the Income Date. If your Application is incomplete, we will notify you and try to complete it within five business days. At the end of this period, if your Application is not complete, we will inform you of the reason for the delay. We will immediately return your Purchase Payment at that time unless you specifically consent to our keeping the Purchase Payment until the Application is complete. Once the Application is complete, we will apply the Purchase Payment to the Fixed Account within two business days of its completion.

On or before the Income Date, we will send you an Annuitization Confirmation Statement that will provide written confirmation of your selection of an Annuity Payment Option, Income Streams, BIR, Sub-account allocations and Annuity Payment frequency and your Initial Annuity Payment Amount for each Income Stream. If you selected to receive Fixed Payments, the Confirmation Statement will also confirm the Liquidity Adjustment Factor that we have determined will apply to withdrawals or surrenders from the Fixed Account. See "Appendix B of the Fixed Account". See also "Partial Withdrawals and Surrenders".

After the Income Date, if Variable Payments have been selected, we will send you a written notification showing the allocation of your Certificate Value among the Sub-accounts. You must notify us immediately of any error. You may contact our Service Center at 800-367-3653. If you fail to notify us within 60 days, it may be impossible to correct an error.

We will permit others to act on your behalf in certain instances, including:
o	when an Application for a Certificate is signed by an attorney-in-fact, if we receive a copy of the power of attorney with the Application.

o

when we issue a Certificate to replace an existing life insurance or annuity policy that we or an affiliated company issued, even though we did not previously receive a signed Application from you for that Certificate.

Certain dealers or other authorized persons such as employers and Qualified Plan fiduciaries may inform us of your responses to Application questions by telephone or by order ticket and cause the Purchase Payment to be paid to us. If the information is complete, we will issue the Certificate. We will send you the Certificate and a letter so you may review the information and notify us of any errors. We may request that you confirm that the accuracy of the information by returning a signed copy of the letter. Alternatively, we may request that you sign a Certificate delivery receipt. We will also send you a written notice confirming receipt of your Purchase Payment. Our liability under any Certificate relates only to amounts so confirmed.

ANNUITY PROVISIONS

Annuity Benefits in General

If you are alive on the Income Date, we will begin Annuity Payments pursuant to the Annuity Payment Option you have chosen. The Annuity Payment Options are described below. They consist of Fixed Payments, Variable Payments, or a combination of both. Annuity Payments will be paid to you or your selected payee.

Annuity Payment Option and Income Date

You must select the Annuity Payment Option and Income Date on the Application. The Income Date may not be earlier than 15 days following the Certificate Date and may not be later than 60 days following the Certificate Date. If you do not select an Income Date, it will automatically be 15 days after the Certificate Date. The Income Date may not be later than the Annuitant's Attained Age of 90 or any earlier date that is required under state law. Once selected, the Income Date may not be changed. On the Application, you may choose to receive your Annuity Payments on a particular day of the month. In this case, the first Annuity Payment will be made on the first occurrence of this date on or after the 15th day following the Certificate Date. Before the Income Date, your Purchase Payment is allocated to our General Account where it will be credited with interest at an annual rate determined by us.

Annuity Payment Options

You may select one of the following Annuity Payment Options or any other Annuity Payment Option acceptable to us:
PERIOD CERTAIN ANNUITY: We will pay Annuity Payments for a chosen number of years, not less than 5 nor over 50, not to exceed 100 minus the Attained Age of the Annuitant on the Income Date.

LIFETIME ANNUITY: We will pay Annuity Payments for the lifetime of the Annuitant.

LIFETIME ANNUITY WITH PERIOD CERTAIN: We will pay Annuity Payments during the lifetime of the Annuitant and in any event for a chosen number of years, not less than 5 nor over 50, not to exceed 100 minus the Attained Age of the Annuitant on the Income Date. With this Annuity Payment Option, we automatically create two Income Streams, one for the Period Certain portion and the second for the Life Contingent portion. See "Income Streams."

JOINT AND SURVIVOR LIFETIME ANNUITY: We will pay Annuity Payments during the joint lifetime of the Annuitant and Joint Annuitant and then during the lifetime of the survivor.

JOINT AND SURVIVOR LIFETIME ANNUITY WITH PERIOD CERTAIN: We will pay Annuity Payments during the joint lifetime of the Annuitant and Joint Annuitant and in any event for a chosen period of not less than 5 nor over 50 years certain, not to exceed 100 minus the Attained Age of the younger Annuitant on the Income Date. With this Annuity Payment Option, we automatically create two Income Streams, one for the Period Certain portion and the second for the Life Contingent portion. See "Income Streams."

When you select a Joint and Survivor Annuity Payment Option, you can also choose to have the Annuity Payments reduced during the lifetime of the survivor to a percentage specified in your Application. If you choose both a reduction and a Period Certain, the reduction will not begin until the end of the Period Certain.

When you select any of the three Period Certain options described above, you can choose to have the number of years in the Period Certain be equal to the number of years remaining in the life expectancy of the Annuitant as of the Income Date. We will determine the number of years based upon the Annuitant's attained age on the Income Date and the IRS's Table V of Expected Return Multiples (rounding up any non-integer period from the Table). When you select a Joint and Survivor Lifetime Annuity with Period Certain, you can choose to have the number of years in the Period Certain be equal to the number of years remaining in the life expectancy of the Annuitant and Joint Annuitant. We will determine the number of years based upon the two Annuitants' attained ages on the Income Date and the IRS's Table VI of Expected Return Multiples (rounding up any non-integer period from the Table). With IRAs, if you are under age 59 1/2 and selecting the Period Certain Annuity, you should not choose the life expectancy option since you will not qualify for the life expectancy exception to the penalty tax which is based on a different IRS life expectancy table. Also with IRAs, if you are age 59 1/2 or older, selecting any of the life expectancy or joint life expectancy options will result in a payment period shorter than the maximum period permitted by the IRS under its applicable life expectancy table.

Each Annuity Payment Option is available as Variable Payments, as Fixed Payments or as a combination of Variable Payments and Fixed Payments. The amount of each Variable Payment will fluctuate. Fixed Payments will not change in amount for the duration of the Income Stream, unless you make a partial withdrawal, make changes to Annuity Payments or there is a reduced remainder paid to a surviving Annuitant.

The same amount of Net Purchase Payment applied to a Variable Payment or a Fixed Payment may produce a different initial Annuity Payment and different subsequent Annuity Payments. Your agent will be able to provide you with an illustration, based upon the Annuity Payment Option you select and our annuity purchase rates in effect, of the amount of Variable Payment or Fixed Payment that can be purchased for each $1,000 of Net Purchase Payment. Annuity purchase rates are based on the applicable Certificate Rate and the expected duration and frequency of Annuity Payments. The annuity purchase rates for Life Contingent Annuity Payment Options will also be based on our anticipated mortality experience and our review and analysis of standard mortality tables. The amount of Life Contingent Annuity Payments will depend on the life expectancy of the Annuitant on the Income Date. The annuity purchase rates for a Period Certain Annuity Payment Option are not based on life expectancy of the Annuitant. Annuity purchase rates are set by us from time to time and will be different for Life Contingent Annuity Payment Options and Period Certain Annuity Payment Options.

Income Streams

You can select as many as three Income Streams on the Application. Each Income Stream will be a distinct time interval under your Certificate during which the Annuity Payments will reflect a particular combination of Variable Account investment results and Fixed Account interest. For each Income Stream, your selections on the Application determine:

o	the length of the Income Stream;

o	the percentage of the Initial Annuity Payment Amount as of the Income Date that will consist of a Fixed Payment; and

o	the percentage of the Initial Annuity Payment Amount as of the Income Date that will consist of a Variable Payment.

The percentage of the initial Fixed Payment or the initial Variable Payment for each Income Stream, if not zero, must be at least 10% and a whole number. The sum of the percentages of Fixed and Variable Payments must equal 100%. The duration of an Income Stream must be measured in whole numbers of years unless you select a Lifetime Annuity Payment Option or Joint and Survivor Lifetime Annuity Payment Option, in which case the duration of the last Income Stream will be for the remaining lifetime of the Annuitant and, if applicable, the Joint Annuitant.

In Appendix D, you will find examples of how different Income Streams may be created within an Annuity Payment Option. These examples are provided for illustrative purposes only and other variations are permitted.

If you have selected a Lifetime Annuity with Period Certain Annuity Payment Option, we automatically create two Income Streams, one for the Period Certain portion and the second for the Life Contingent portion. Your Annuity Payments will first come from the Period Certain Income Stream: once that Stream has been exhausted, Annuity payments will commence from the Life Contingent Income Stream, if an Annuitant is still living. For each Income Stream, the percentages of Fixed Payments and Variable Payments can be the same and the Sub-account allocation percentages can be the same, but we create separate Income Streams to permit partial withdrawals from the Period Certain Income Stream. See "Partial Withdrawals and Surrenders."

Income Streams are designed to help you manage your income and investment risk tolerances. They allow you to designate different combinations of Variable Account and Fixed Account payment allocations based on your desired time horizon and investment risk tolerance. They also allow you to choose different Sub-account payment allocation percentages, different BIRs for each Income Stream, and different asset allocation or rebalancing programs for each Income Stream you select.

Although Variable Payment allocations may be changed or transferred within an Income Stream, transfers are not allowed between Income Streams. Fixed Payment allocations are never allowed to change or be transferred.

Annuity Payment Values

Variable Payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect Annuity Payments, we use an Annuity Unit Value. Each Sub-account is assigned an Annuity Unit Value that will change to reflect the investment performance of the underlying Eligible Fund, less Variable Account expenses, in relation to the BIR. The BIR is the assumed rate of return of the Variable Account selected by you and used by us to calculate the amount of Variable Payments. You may select a BIR of 3% or 6% per year (3% or 5% per year for Oregon and Texas Certificates, and only 3% for Florida Certificates). You may select a different BIR for each Income Stream. Each Sub-account will have a different Annuity Unit Value for each BIR.

Annuity Payments may not comply with the "substantially equal payment" exception to the penalty tax for withdrawals from a Certificate prior to age 59 1/2 if you elect:

o	different BIRs for different Income Streams;

o	a BIR for an Income Stream that is significantly different from the Certificate Rate for an Income Stream with Fixed Payments; or

o	a 3% BIR for any Income Stream.

You should carefully review the selection of the BIR(s) with a qualified tax professional. See "TAX STATUS" for further information. See also "Variable Payment Values" in the Statement of Additional Information for more information on the BIR. The Annuity Unit Value applicable during any Valuation Period is determined at the end of such period. See "Net Investment Factor."

On the Income Date, we calculate an Initial Annuity Payment Amount for your Certificate. The Initial Annuity Payment Amount will be the same for all Income Streams, whether active or inactive. For the first Income Stream, the Initial Annuity Payment Amount is the amount of the first payment you will receive from that Income Stream. For inactive Income Streams, the Initial Annuity Payment Amount reflects what your initial payment from that Income Stream would be if, during the inactive period, the investment performance of the Sub-Accounts you selected for that Income Stream were equal to the BIR for that Income Stream. If the Sub-accounts' performance were different from the BIR during the inactive period, however, your first payment from the Income Stream would also be different. We calculate the Initial Annuity Payment Amount by multiplying the Certificate Value by the annuity purchase rate. We determine the annuity purchase rate based on the selected Annuity Payment Option, the Net Purchase Payment, the number and length of the Income Streams, the Certificate Rate for each Income Stream, the Annuity Payment frequency, the expected duration of payments and, for Lifetime Annuity Payment Options, the age and sex of the Annuitant(s).

We then divide the Initial Annuity Payment Amount in each Income Stream into a Fixed Payment or an initial Variable Payment based on the payment allocation percentages you have specified in your Application. Any Fixed Payment amount so determined will remain constant for the duration of the Income Stream unless you make changes to Annuity Payments, make withdrawals, or choose to have a reduced remainder paid to a surviving Annuitant. Any Variable Payment amount so determined will be used by us on the Income Date to calculate a specific number of Annuity Units that will be used to determine the amount of all future Variable Payments under that Income Stream.

We further divide each Income Stream's Variable Payment amount into Sub-account payment amounts based upon your Sub-account allocation percentages. We calculate the number of Annuity Units for each Sub-account payment amount by dividing the initial Sub-account payment amount by the Sub-account Annuity Unit Value for the Valuation Period that includes the Income Date. The number of Annuity Units remains fixed for the duration of the Income Stream, unless you make changes to Annuity Payments, make withdrawals, change the Sub-account allocations, or there is a reduced remainder paid to a surviving Annuitant. Each Sub-account payment amount after the first Annuity Payment will be determined by multiplying

o	is the number of Sub-account Annuity Units set on the Income Date unless subsequently changed by you times

o	the Sub-account Annuity Unit Value for the Valuation Period that includes the date of the particular Variable Payment.

To determine the total variable portion of an Annuity Payment, we:
o	Add together all Sub-account payments attributable to that Variable Payment, then

o	Subtract the pro-rata amount of the annual certificate maintenance charge, if the Purchase Payment was less than $100,000.

If an inactive Income Stream will provide Variable Payments, the first Variable Payment amount when the Income Stream becomes active will reflect the changes in Annuity Unit Value that have occurred while the Income Stream was inactive.

Subsequent Variable Payments will fluctuate in amount and reflect whether the actual investment return of the selected Sub-account(s) (after deducting the mortality and expense risk charge and the administrative charge) is better or worse than the BIR.

If you apply the same amount of Certificate Value to a particular Annuity Payment Option, a 6% BIR will result in a larger initial Variable Payment than will a 3% BIR. You should note, however, that, assuming the same investment performance, your subsequent Variable Payments using a 6% BIR will increase by a smaller percentage (when they increase) and decrease by a larger percentage (when they decrease) than will subsequent Variable Payments using a 3% BIR. Indeed, it is possible that after a sufficient period of time, Variable Payments determined using a 6% BIR may be lower than Variable Payments commencing at the same time using the same Sub-accounts but a 3% BIR. Note that over an extended period of time, the 6% BIR Variable Payment amount will start out being larger than the 3% BIR Variable Payment amount but eventually the 6% BIR Variable Payment amount will become less than the 3% BIR Variable Payment amount. Whether you would be better off choosing a higher or lower BIR depends on the Annuity Payment Option you choose, the investment performance of the Sub-accounts you choose, and the period for which Variable Payments are received.

Payment Frequency

We will make Annuity Payments monthly unless you have requested in writing quarterly, semi-annual or annual payments. However, if any payment would be less than $100, we have the right to reduce the frequency of payments to a period that will result in each payment being at least $100.

Level Monthly Payments

You may choose a "level monthly" payment option for Variable Payments under an Income Stream. Under this option, we convert your annual Variable Payment amount on the Income Anniversary into 12 equal monthly payments. Under this option, the Variable Payment amount changes annually instead of monthly. We will determine each annual Variable Payment amount as described above in "Annuity Payment Values," place each annual Variable Payment amount in our General Account, and convert it to 12 equal monthly payments. The sum of the 12 level monthly payments will somewhat exceed the annual Variable Payment amount because of an interest rate factor we use, which may vary from year to year. If remaining Annuity Payments are to be paid in a lump sum under any provision of the Certificate, we will calculate the present value of the remaining annual Variable Payments using the Certificate Rate and calculate the present value of the remaining unpaid level monthly payments using the interest rate that was used to calculate the current level monthly payments.

INVESTMENTS OF THE VARIABLE ACCOUNT

Allocations of Purchase Payment

Prior to the Income Date, we will allocate your Purchase Payment to the General Account and it will be credited with interest from the Certificate Date at an annual rate of interest that we will set from time to time. On the Income Date, we will deduct any taxes paid to any governmental entity relating to the Certificate, including applicable premium taxes. We will then apply the remaining amount ("Net Purchase Payment") to the Annuity Payment Option you select and determine the Initial Annuity Payment Amount for each Income Stream as described in "Annuity Payment Values."

Based on your payment instructions, on the Income Date, we allocate your Net Purchase Payment to the Sub-accounts and our general account to provide appropriate funding to support the Annuity Payments to be made under your Certificate:

o

To begin, if you select more than one Income Stream, we will allocate the Net Purchase Payment among the Income Streams and determine the Initial Annuity Payment Amount for each Income Stream as described in "Annuity Payment Values," above. See Appendix E, Illustration 1.

o

Next, we divide the amount within each Income Stream into variable and fixed portions. For example, if you have selected an Income Stream that provides only for Fixed Payments, we will allocate your Net Purchase Payment to the Fixed Account. If you have selected an Income Stream that provides only for Variable Payments, we will allocate your Net Purchase Payment to the Variable Account. If you have selected an Income Stream that provides for a combination of Fixed Payments and Variable Payments, we will allocate your Net Purchase Payment proportionally. See Appendix E, Illustration 2.

o

Finally, if you choose to receive Variable Payments, we will further divide the Variable Payment portion of your Net Purchase Payment within each Income Stream, into the Sub-accounts you have selected. See Appendix E, Illustration 3.

Your Application must specify a percentage of the Variable Payment amount for each Income Stream that will be based on the investment performance of each Sub-account selected or must specify an asset allocation model. See "Optional Investment Related Programs." The percentage for each Sub-account, if not zero, must be at least 10% of the Variable Payment amount and a whole number.

In Appendix D, you will find examples of how different Income Streams may be created within an Annuity Payment Option. These examples are provided for illustrative purposes only and other variations are permitted.

Eligible Funds

The Variable Account is divided into Sub-accounts. Each Sub-account holds shares of one of the Portfolios of the Eligible Funds. The shares are purchased at net asset value. We may add or withdraw Eligible Funds and Sub-accounts as permitted by applicable law.

Sun Life (U.S.) and the Variable Account may enter into agreements with other mutual funds to make them available as Eligible Funds under certain Certificates.

We do not promise that the Eligible Funds will meet their investment objectives. Amounts you have allocated to Sub-accounts may cause Variable Payments to grow, decline, or grow less in value than you expect, depending on the investment performance of the Eligible Funds in which the Sub-accounts invest. You bear the investment risk that those Eligible Funds possibly will not meet their investment objectives. You should carefully review their prospectuses before allocating amounts to the Sub-accounts.

Some of the Eligible Funds are funding vehicles for other variable annuity contracts and variable life insurance policies offered by our separate accounts. The Eligible Funds are also available for the separate accounts of insurance companies affiliated and unaffiliated with us. More comprehensive information about the Eligible Funds, including a discussion of their management, investment objectives, expenses, and potential risks, is found in the current prospectuses for the Eligible Funds. The prospectuses for the Eligible Funds should be read in conjunction with this prospectus before you invest.

You should read the current prospectuses for the Eligible Funds for more details and complete information. The prospectuses are available, at no charge, from an agent or by writing to us at P.O. Box 9133, Wellesley Hills, MA 02481 or by calling (800) 367-3653.

Substitution of Eligible Funds and Other Variable Account Changes

We may add or substitute shares of another Eligible Fund or of another mutual fund for Eligible Fund shares already purchased or to be purchased in the future, if shares of any of the Eligible Funds are no longer available for investment by the Variable Account, or if we regard further investment in the shares of an Eligible Fund as no longer appropriate under the Certificate. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940.

We also reserve the right to make the following changes in relation to the Variable Account and Eligible Funds:
o	to operate the Variable Account in any form permitted by law;

o	to take any action necessary to comply with applicable law or obtain and continue any exemption from applicable law;

o	to transfer any assets in any Sub-account to another or to one or more separate investment accounts, or to our General Account;

o	to add, combine or remove Sub-accounts in the Variable Account; and

o	to change how we assess charges, so long as we do not increase them above the total amount permitted to be charged to the Variable Account and the Eligible Funds in connection with your Certificate.

OPTIONAL INVESTMENT RELATED PROGRAMS

The Programs. We offer the following optional investment related programs under any Income Stream after the Income Date at no charge:
o	Asset Allocation

o	Rebalancing

We reserve the right to terminate the asset allocation program or the rebalancing program and you may terminate your participation in these programs at any time. You may select different programs for different Income Streams. We impose no charge for participating in the asset allocation or rebalancing programs.

Asset Allocation Program. Asset allocation selection is the process of investing in different asset classes - such as equity funds, fixed income funds and money market funds - depending on your personal investment goals, tolerance for risk and investment time horizon. By basing your Variable Payments on a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees and asset allocation does not insure a profit or protect against loss in a declining market.

Within each Income Stream, you may create your own asset allocation portfolio model using the Sub-accounts of the Variable Account. Your allocation percentages must total 100% and each allocation percentage, if not zero, must be at least 10% and a whole number.

Alternatively, one or more asset allocation portfolio models created by a third-party investment adviser may be available in connection with the Certificate, at no extra charge.

If available, you may select one of the asset allocation models, each of which represents a combination of Sub-accounts with a different level of risk. The asset allocation models, as well as the terms and conditions of the Asset Allocation Program, are fully described in a separate brochure. We may add or delete such models in the future.

If you create your own model or choose one of the asset allocation models, we will allocate your Variable Payment amounts among the specific Sub-accounts used in the applicable model based on the model's Sub-account percentages.

Before requesting us to apply any model to your Certificate, you should review its Sub-account allocations to determine that they correspond to your risk tolerance and time horizons.

The Fixed Account is not available in the Asset Allocation Program. On the Application, however, you may choose to receive some or all of your Annuity Payments as Fixed Payments.

Rebalancing Program. A rebalancing program is also available after the Income Date for use in connection with an asset allocation model that you either created or selected.

Rebalancing allows you to maintain the percentage of your Variable Payment amount allocated to each Sub-account at a pre-set level. Rebalancing will apply to all of the Sub-accounts you have selected within an Income Stream. Over time, the variations in each Sub-account's investment results will shift the balance of your Variable Payment allocations. Under the rebalancing program, on the last day of each calendar quarter, we will automatically make transfers back to the percentages specified in the applicable model. Rebalancing maintains your percentage allocations among Sub-accounts, although it is accomplished by reducing your Income Stream Value allocated to the better performing Sub-accounts.

Our automatic quarterly transfers will reallocate your Variable Payment amounts to match the current Sub-account allocation percentages of your current asset allocation model. We will do these quarterly transfers without further instruction until we receive notification that you wish to terminate the program.

Under the rebalancing program, we will never charge for the transfers between and among Sub-accounts. Generally, you may change your allocation percentages, choice of Sub-accounts, subject to the limitations described in this prospectus, or terminate the program at any time by notifying us in writing.

If you have submitted a telephone authorization form, you may make certain changes by telephone. For the rebalancing program, you may select a different asset allocation model or change the Sub-account allocation percentages of your asset allocation model. We describe the current conditions and procedures for telephone transfers in Appendix C and we will notify you prior to any changes.

We must receive your written or telephone instructions by no later than 4:00 PM Eastern Time of the business day 10 days before the end of the calendar quarter in order for the changes to be effective for that calendar quarter.

The Fixed Account is not included in the rebalancing program. The rebalancing program applies only to allocations of Variable Payment amounts.

If your total Income Stream Value subject to rebalancing falls below any minimum value that we may establish, we may prohibit or limit your use of rebalancing. We may change, terminate, limit or suspend rebalancing at any time.

VALUATION

Valuation Periods

We determine the Annuity Unit Value for each of the Sub-accounts of the Variable Account each Valuation Period using the net asset value of the Eligible Fund shares. A Valuation Period is the period beginning at the close of trading on the New York Stock Exchange, usually 4:00 P.M. (Eastern Time) and ending at the close of trading for the next business day. The New York Stock Exchange is currently closed on weekends, New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Net Investment Factor

Your Variable Payments based on Certificate Value allocated to the Variable Account will fluctuate with the investment results of the underlying Sub-accounts you have selected. To determine how these fluctuations affect Variable Payment amounts, we use an Annuity Unit Value. Each Sub-account is assigned an Annuity Unit Value that will change to reflect the investment performance of the Eligible Fund (less Variable Account annual expenses) in relation to the BIR. Each Sub-account will have different Annuity Unit Values for each BIR available under the Certificate. We determine the Annuity Unit Value applicable during any Valuation Period at the end of that period. Transactions occurring within a Valuation Period are usually calculated based on the Annuity Unit Value applicable to that period. If, however, a scheduled transaction (such as a Variable Payment or a transfer under the rebalancing program) occurs on a day that is not a Valuation Date, our processing of that transaction and the applicable Annuity Unit Value will be as of the immediately preceding Valuation Date.

When Eligible Fund shares were first purchased on behalf of a Sub-account, each Annuity Unit was valued at $10.00. The Annuity Unit Value for each Sub-account in any Valuation Period thereafter is determined as follows:
(1)

the net investment factor calculated as set forth below for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-account for the immediately preceding Valuation Period;

(2)	the result in (1) is then divided by the Valuation Period equivalent of the sum of 1.00 plus the applicable BIR.

We calculate a net investment factor for each Sub-account according to the following formula

(a / b) - c,

where
(a)	is equal to:

	(i)	the net asset value per share of the Portfolio in which the Sub-account invests at the end of the Valuation Period; plus

	(ii)	the per share amount of any dividend or other distribution the Eligible Fund made if the record date of such distribution occurs during that same Valuation Period.

(b)	is the net asset value per share of the Portfolio at the end of the prior Valuation Period.

(c)	is equal to:

	(i)	the Valuation Period equivalent of the annual rate of the mortality and expense risk charge; plus

	(ii)	the Valuation Period equivalent of the annual rate of the administrative charge; plus

	(iii)	a tax charge factor established by us for any taxes resulting from the operations of that Sub-account (currently zero).

CERTIFICATE OWNERSHIP

The Certificate Owner shall be the Person designated in the Application. The Certificate Owner may exercise all the rights of the Certificate. The Certificate may have Joint Certificate Owners, but not Contingent Certificate Owners.

If the Certificate Owner is a natural Person, the Certificate Owner must also be the Annuitant. Joint Certificate Owners own the Certificate equally with rights of survivorship. Natural Persons who are Joint Certificate Owners must also be Joint Annuitants. Natural Persons may not change owners or assign ownership of the Certificate.

Any non-natural Non-Qualified Certificate Owner must at all times hold the Certificate "as an agent for a natural person" under Section 72(u) of the Internal Revenue Code of 1986, as amended. A non-natural Certificate Owner may direct us in writing to change the Certificate Owner to another non-natural Person or assign ownership of the Certificate to such a Person. You must file a copy of any assignment with us. Your rights and those of any revocably-named Person will be subject to the assignment. Because an assignment may be a taxable event, you should consult a qualified tax professional as to the tax consequences resulting from any such assignment.

The Certificate Owner may change the primary Beneficiary or contingent Beneficiary. If a Beneficiary was designated as "irrevocable", that selection may only be changed with that Person's written consent.

DEDUCTIONS

Deductions for Taxes

We deduct the amount of any taxes paid to any governmental entity relating to a Certificate, including premium taxes, from the Certificate Value on the Income Date. The actual amount of any such taxes will depend, among other things, on the type of Certificate you purchase (Qualified or Non-Qualified), on your state of residence, the state of residence of the Annuitant, and the insurance tax laws of such states. Currently premium taxes range from 0% to 3.5% of either the Purchase Payment amount or Certificate Value on the Income Date.

Deductions for Surrender Charge

We may deduct a surrender charge if you make a partial withdrawal from a Period Certain Income Stream or completely surrender your Certificate.

After the Income Date, you may make partial withdrawals or surrenders as described herein. We will collect the surrender charge as a percentage of the amount withdrawn (including in the case of a permissible total surrender, the Commuted Certificate Value) subject to the following two limits:
o	the aggregate amount of the cumulative surrender charge(s) collected may not exceed 8% of the Purchase Payment; and

o	once the cumulative amounts withdrawn equal the Purchase Payment, the applicable surrender charge percentage for any excess amount(s) withdrawn shall be 0%.

The amount of the surrender charge will equal the amount withdrawn, multiplied by the applicable percentage for the number of years that have elapsed from the Certificate Date to the date of the partial withdrawal or surrender. The applicable percentages for each year are listed below. We will deduct the surrender charges from the Sub-accounts and the Fixed Account in the same manner as we deduct the amount you withdraw. See "Partial Withdrawals" and "Surrenders."
Certificate Years since issuance of Certificate	Surrender Charge

Up to 1	8%
2	8%
3	8%
4	7%
5	6%
6	5%
7	4%
8	3%
9	2%
10	1%
11 or more	0%

The surrender charge is used to cover the expenses of selling the Certificate, including the cost of sales literature and compensation paid to selling dealers. Selling dealers may receive up to 9.0% of the Purchase Payment. See "Sales of the Certificates." We pay any expenses not covered by the surrender charge from our General Account, which may include monies deducted from the Variable Account for the mortality and expense risk charge and the administrative charge.

We may reduce or waive any surrender charge percentage under a Certificate issued in an internal exchange or transfer of an annuity contract issued by us.

Deductions for Mortality and Expense Risk Charge

Variable Payments fluctuate depending on the investment performance of the Sub-accounts. We assume a mortality risk because Variable Payments will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. We also assume an expense risk that the certificate maintenance charge and administrative charge may be insufficient to cover our anticipated administrative expenses.

We deduct a mortality and expense risk charge from each Sub-account as part of the calculation of Annuity Unit Values for each Valuation Period. The mortality and expense risk charge is equal, on an annual basis, to 1.25% of the average daily net asset value of each Sub-account. We deduct the charge after the Income Date. The mortality and expense risk charge is deducted during a Period Certain if Variable Payments have been selected, although we have no mortality risk during this period.

Deductions for Administrative Charge

We deduct a daily administrative charge from each Sub-account as part of the calculation of Annuity Unit Values for each Valuation Period. This charge is equal, on an annual basis, to 0.15% of the average daily net asset value of each Sub-account. This charge compensates us for a portion of our administrative expenses. We deduct this charge after the Income Date. The administrative functions and expenses assumed by us include, but are not limited to, clerical, accounting, actuarial and legal services, rent, postage, telephone, office equipment and supplies, expenses of preparing and printing registration statements, expense of preparing and typesetting prospectuses and the cost of printing prospectuses not allocable to sales expense, filing and other fees.

Deductions for Certificate Maintenance Charge

We charge an annual certificate maintenance charge of $36 per Income Year. The annual charge is deducted in equal parts from each Annuity Payment. For example, if Annuity Payments are monthly, then we will deduct one-twelfth of the annual charge from each Annuity Payment. This charge reimburses us for a portion of our expenses incurred in maintaining your Certificate. We will not increase the certificate maintenance charge. We will waive the certificate maintenance charge for the entire life of the Certificate if the Purchase Payment is at least $100,000.

Deductions for Transfers of Variable Account Value

Currently, we do not charge a transfer fee. However, the Certificate allows us to charge up to $25 for each transfer in excess of 12 per Income Stream per Income Year. Transfers under the optional investment related programs are not counted for purposes of the 12 threshold nor are they subject to a charge. We will notify you prior to the imposition of any transfer fee.

Total Variable Account Expenses

Total Variable Account expenses you will incur will be the mortality and expense risk charge, the administrative charge, and, if applicable, a tax charge factor established by us for any taxes resulting from the operations of that Sub-account (currently zero). See "Net Investment Factor."

The value of the assets in the Variable Account will reflect the net asset value of Eligible Fund shares reduced by the Variable Account expenses described above. The prospectus for the Eligible Fund describes the deductions and expenses that are applied in computing net asset value.

Certificate Value Deductions

The certificate maintenance charge, surrender charge, the transfer fee and premium taxes are each calculated independently of the other charges for purposes of determining the applicable charge amount and/or whether a charge waiver applies. Each charge amount is then deducted from the appropriate value under the Certificate.

Deductions for Income Taxes

We will deduct income taxes from any amount payable under the Certificate that a governmental authority requires us to withhold. See "Income Tax Withholding."

TRANSFER OF INCOME STREAM VALUE

Transfer Procedures

After the Income Date, you may change your Sub-account allocations. You may increase or decrease the percentage of your Variable Payment based on each of the Sub-accounts you have selected and you may select percentages for new Sub-accounts. The percentage for each Sub-account, if not zero, must be at least 10% of the Variable Payment amount and a whole number. The changes will be effected by transferring Income Stream Value from one Sub-account to another Sub-account within the same Income Stream by one of two methods:

o	transferring a specified percentage of Income Stream Value in a Sub-account to another Sub-account; or

o	transferring a specified dollar amount of Income Stream Value in a Sub-account to another Sub-account.

You may make either of these types of transfers within an active or inactive Income Stream, but not between Income Streams. If you make a transfer within an active Income Stream, the number of Annuity Units for each Sub-account will be based on the new Sub-account payment allocation and those Annuity Units will determine the dollar amount of your next Variable Payment. If you make a transfer within an inactive Income Stream, the number of Annuity Units for each Sub-account will be based on the new Sub-account payment allocation and those Annuity Units will determine the dollar amount of the first Variable Payment made after the Income Stream changes from inactive to active. A transfer in an inactive Income Stream will not affect the payments made from your then current active Income Stream. You may not make transfers of Certificate Value between Income Streams, or between the Variable Account and the Fixed Account. For an example of how transfers affect Income Streams, see Appendix F.

A transfer will not have an immediate effect on the Commuted Certificate Value of your Certificate. However, to the extent that the investment performance of your post-transfer Sub-account allocation is better or worse than the performance would have been absent the transfer, your Commuted Certificate Value will be correspondingly higher or lower.

You must notify us in writing of your transfer requests unless you have given us written authorization to accept telephone transfer requests from you or your attorney-in-fact. By authorizing us to accept telephone transfer instructions, you agree to accept our current conditions and procedures. The current conditions and procedures are in Appendix C. You will be given prior notification of any changes. A person acting on your behalf as an attorney-in-fact may make written transfer requests.

If we receive your transfer requests before 4:00 P.M. Eastern Time, we will initiate them at the close of business that day. We will initiate any requests received after that time at the close of the next business day. We will execute your request to transfer value by both redeeming and acquiring Annuity Units on the day we initiate the transfer.

We will send you a written notification showing the re-allocation of Certificate Value after any transfer you have requested. You must notify us immediately of any error. You may contact our Service Center at (800) 367-3653. If you fail to notify us within 60 days, it may be impossible to correct an error.

Limits on Transfers

Currently, we do not charge a transfer fee. We reserve the right to charge a fee if you make more than 12 transfers in any one Income Stream in any Income Year. We will notify you prior to charging any transfer fee or a change in the limitation on the number of transfers. The fee will not exceed $25 per transfer.

We may charge a transfer fee and limit the number of transfers that you can make in a time period. Transfer limitations may prevent you from making a transfer on the date you select. This may result in your Certificate Value being lower than it would have been if you had been able to make the transfer.

Currently, we limit the number and frequency of transfers as follows:
o	we impose a transfer limit of one transfer every 30 days, or such other period as we may permit, with notification of the change to all Certificate Owners prior to its effectiveness, and

o

we limit each transfer to a maximum of $2,000,000 of Certificate Value, or such greater amount as we may permit with notification of the change to all Certificate Owners prior to its effectiveness. We treat all transfer requests for a Certificate made on the same day as a single transfer. We may treat as a single transfer all transfers you request on the same day for every Certificate you own. The total combined transfer amount is subject to the maximum limitation. If the total amount of the requested transfers exceeds the maximum, we will not execute any of the transfers, and

o

we treat as a single transfer all transfers made on the same day on behalf of multiple Certificates by a common attorney-in-fact, or transfers that are, in our determination, based on the recommendation of a common investment adviser or broker/dealer. The maximum limitation applies to such transfers. If the total amount of the requested transfers exceeds the maximum, we will not execute any of the transfers.

If we have executed a transfer with respect to your Certificate as part of a multiple transfer request, we will not execute another transfer request for your Certificate for 30 days. Transactions pursuant to optional investment-related programs are not considered in the application of these limits.

We reserve the right to waive transfer limitations, where permitted by law and not adverse to the interests of the relevant Eligible Fund and other shareholders, in the following instances:
o	When a new broker of record is designated for the Certificate;
o	When the Certificate Owner changes;
o	When control of the Certificate passes to the designated beneficiary upon death of the Owner or Annuitant;
o	When necessary in our view to avoid hardship to a Certificate Owner;
o	When Eligible Funds are dissolved or merged or substituted.

We reserve the right to change these limitations and exceptions at any time. Any change will be applied uniformly. We will notify you of any change prior to its effectiveness.

By applying these limitations we intend to protect the interests of individuals who do and those who do not engage in significant transfer activity among Sub-accounts. We have determined that the actions of individuals engaging in significant transfer activity may adversely affect the performance of the Eligible Fund for the Sub-account involved. The movement of values from one Sub-account to another may prevent the appropriate Eligible Fund from taking advantage of investment opportunities because the Eligible Fund must maintain a liquid position in order to handle redemptions. Such movement may also cause a substantial increase in fund transaction costs, which all Certificate Owners must indirectly bear.

PARTIAL WITHDRAWALS AND SURRENDERS

Partial Withdrawals

You may make partial withdrawals from the Certificate as described below by notifying us in writing.

You may take partial withdrawals from Period Certain Income Streams. Partial withdrawals will be taken from each Period Certain Income Streams (active and inactive) in proportion to the Income Stream Value of that Income Stream. (See example below.) If you have selected a Period Certain Annuity Payment Option, you may take partial withdrawals of amounts up to the entire Commuted Certificate Value. If you have selected a Lifetime Annuity with Period Certain, you may take partial withdrawals of amounts up to the amount that will reduce the Annuity Payments in the Period Certain to our minimum annual annuity payment amount (currently $100). You may not take any partial withdrawals from a Life Contingent Income Stream within an Annuity Payment Option.

Each partial withdrawal must be for an amount not less than $300. The amount available for partial withdrawal will be subject to the limits described above and will be withdrawn from the Commuted Income Stream Value(s) of the Period Certain Income Stream(s). In calculating Commuted Income Stream Value, we determine the present value of future Annuity Payments under each Period Certain Income Stream. For Variable Payments, the BIR for that Income Stream is used as the discount rate for calculating present value. For Fixed Payments, the interest rate originally used to calculate the Fixed Payments, increased by the Liquidity Adjustment Factor, is used as the discount rate for calculating present value. In general, the higher the discount rate used to calculate the Commuted Value and, for inactive Income Streams, the further in the future Annuity Payments are scheduled to start, the lower the Commuted Income Stream Value will be.

The amount of any partial withdrawal will also be reduced by the applicable surrender charge, which will be calculated as a percentage of the amount withdrawn. See "Deductions for Surrender Charge."

You may make multiple partial withdrawals. However, we reserve the right to limit the number of partial withdrawals you may make in any single Income Year. Currently, there is no limit and we will notify you at least sixty days in advance before imposing a limit.

Partial Withdrawals will have the effect of decreasing the amount of future Annuity Payments under Period Certain Income Stream(s). The Annuity Payment amount will be reduced by a percentage equal to the amount of the partial withdrawal divided by the pre-withdrawal Income Stream Value. For example, assume, on a given day, your Income Stream Value is $20,000 and you have been receiving annual Annuity Payments based upon 100 Bond Sub-account Annuity Units per payout. If a partial withdrawal would result in $5,000 being taken from that Income Stream, your Annuity Payment for that Income Stream after the withdrawal would be reduced by 25% (5,000/20,000). Going forward, the number of Bond Sub-account Annuity Units per payout would be reduced to 75 (100 less (0.25 x 100)). If the value of the Bond Sub-account Annuity Units were $5 on the next payout date, you would receive $375 (75 x $5).

A withdrawal will result in the reduction of Annuity Units from each applicable Sub-account and a reduction in Certificate Value held in the Fixed Account in proportion to your interest in the Variable Account and the Fixed Account for that Income Stream. A partial withdrawal would be allocated among the Sub-accounts in the same proportion as each Sub-Account would contribute to a Variable Payment made on the same day. For example, assume an Income Stream has a variable payment of $400 per month, consisting of $300 from the Growth Sub-account and $100 from the Bond Sub-account. If a partial withdrawal were taken from that Income Stream, the Growth Sub-account would contribute 75% (300 / 400) of the amount withdrawn and the Bond Sub-account would contribute 25% (100 / 400) of the amount withdrawn.

Total Surrender of Certificate

If you have selected a Period Certain Annuity Payment Option, you may at any time make a total surrender of the Certificate. You will receive the Certificate Surrender Value as of the end of the Valuation Period during which we receive a written request for a total surrender. We will pay the Certificate Surrender Value to you within seven days of our receipt of your written request unless the Suspension or Deferral of Payments Provision of your Certificate is in effect.

The Certificate Surrender Value is the sum of all Commuted Income Stream Values less any applicable taxes, tax withholdings, surrender charges and other applicable charges. In calculating Commuted Income Stream Value, we determine the present value of future Annuity Payments under the Period Certain Income Stream(s) that is (are) being surrendered. For Variable Payments, the BIR for the Income Stream is used as the discount rate to calculate present value. For Fixed Payments, the interest rate originally used to calculate the Fixed Payments, increased by the Liquidity Adjustment Factor, is used as the discount rate to calculate present value. See Appendix B.

Tax Alert. Because of the potential tax consequences of a partial withdrawal or surrender, you should consult a qualified tax professional.

CHANGES TO ANNUITY PAYMENTS

Currently, we permit you to make a number of changes to Annuity Payments. You may make these changes by notifying us in writing at our Service Center. Changes to each of the following can only be made once each Income Year and will be effective on the next Income Anniversary.

The permissible changes include:
o

lengthening a Period Certain Annuity Payment Option with a single Income Stream, provided the payments already made and those to be made meet the 5 - 50 year and 100 minus the age of the Annuitant limits described above;

o

shortening a Period Certain Annuity Payment Option with a single Income Stream by no more than 5 years, provided that the total length of the shortened Period Certain is at least 5 years, including payments already made;

o	changing to or from the "level monthly" payment option;

o	changing the Annuity Payment frequency;

o	changing the day of the month on which the Annuity Payment occurs; and

o	changing the BIR for Variable Payments under any Income Stream.

DEATH PROVISIONS

Death of Certificate Owner/Annuitant

If, before the Income Date, any Certificate Owner dies, or upon the death of the Annuitant if the Certificate is owned by a non-natural person, we will pay the Beneficiary the Certificate Value, unless the Beneficiary chooses to apply that Certificate Value to the purchase of a new Certificate from us.

On or after the Income Date, if the Certificate Owner dies and there is a Joint Certificate Owner, the Joint Certificate Owner shall be the Certificate Owner. If there is no Joint Certificate Owner, the Beneficiary shall control the Certificate. If the Beneficiary is not alive on the date of the Certificate Owner's death, or if there is no Beneficiary, ownership rights will pass to the Certificate Owner's estate. If more than one Beneficiary is named and still living on the date of death of the Certificate Owner, the Beneficiaries shall jointly control the Certificate. The Beneficiary may elect to continue the Annuity Payments under a Period Certain Annuity Payment Option in effect as of the date of death of the Certificate Owner as long as Annuity Payments continue to be made at least as rapidly as Annuity Payments were made as of the date of death of the Certificate Owner. If the Beneficiary does not desire payments to continue for the remainder of the Period Certain, the Beneficiary may elect to have the remaining Income Stream Value paid in a lump sum. The Liquidity Adjustment Factor does not apply to calculation of the Period Certain Income Stream Value(s) in the event of death. During any period following the death of the Certificate Owner and Joint Certificate Owner, if any, and while we continue to make Annuity Payments, the Beneficiary may make transfers, partial withdrawals or name a new Beneficiary. If the Beneficiary is not alive on the date of the Certificate Owner's death, or if there is no Beneficiary, ownership rights will pass to the Certificate Owner's estate.

If a Certificate provision relates to the death of a natural person, we will require proof of death before we will act under that provision. Proof of death shall be:

o	a certified death certificate; or

o	a certified decree of a court of competent jurisdiction as to the finding of death; or

o	a written statement by a medical doctor who attended the deceased; or

o	any other document constituting due proof of death under applicable state law.

GENERAL PROVISIONS

Proof of Age, Sex, and Survival of Annuitant

If our action under a Certificate provision is based on the age, sex, or survival of any person, we may require evidence satisfactory to us of the particular fact before we act under that provision. If the age or sex has been misstated, we will compute the amount payable based on the correct age and sex. If Annuity Payments have begun, we will pay in full any underpayments with the next Annuity Payment and deduct any overpayments, unless repaid in one sum, from future Annuity Payments until we are repaid in full.

Starting with the Annuity Payment due immediately after the date we require submission of such evidence, we may withhold Annuity Payments until we receive such evidence or until we receive due proof satisfactory to us of the Annuitant's or Beneficiary's death or survival, as applicable. Such withheld Annuity Payments will be maintained in the Fixed Account. We will credit interest as may be required by law on any withheld Annuity Payment. Should we subsequently receive the satisfactory proof, we will pay any withheld Annuity Payments plus any interest credited in a lump sum for the benefit of the applicable payee.

Modification of the Certificate

Only our President or Secretary may agree to alter the Certificate or waive any of its terms. A change may be made to the Certificate if there have been changes in applicable law or interpretation of law. Any changes will be made in writing and with your consent, except as may be required by applicable law.

Right to Examine the Certificate

You may cancel this Certificate after you receive it by mailing it to Sun Life Assurance Company of Canada (U.S.), P.O. Box 9133, Wellesley Hills, MA 02481 or to the agent through whom you purchased the Certificate at any time before the Income Date or before the expiration of the Right to Examine Certificate Period, whichever occurs later. If so returned and canceled, we will treat the Certificate as though it was never issued. Upon receipt of the Certificate, we will promptly refund your Certificate Value as of the date the returned Certificate is received by us plus any charges for governmental premium taxes and any pro rata certificate maintenance charge that we may have previously deducted on the Income Date or from any Annuity Payments. The Right to Examine Certificate Period shall begin when you receive the Certificate and shall continue until the Income Date (or longer if required by state law). In some states, we are required to refund the Purchase Payment less any Annuity Payments we have made, plus any certificate maintenance charge we may have deducted from those Annuity Payments. You may ask us which standard applies in your state.

If we deliver your Certificate to you in California and you are age 60 or older, you may return the Certificate within 30 days after you receive it, and we will refund the Certificate Value, plus any charges for governmental premium taxes and any pro rata certificate maintenance charge that we may have previously deducted on the Income Date or from any Annuity Payments.

Suspension of Payments

We reserve the right to postpone surrender or withdrawal payments from the Fixed Account for up to six months. We also reserve the right to suspend or postpone any type of payment from the Variable Account for any period when:
o	the New York Stock Exchange is closed other than customary weekend or holiday closings;

o	trading on the Exchange is restricted;

o	an emergency exists as a result of which it is not reasonably practicable to dispose of securities held in the Variable Account or determine their value; or

o	the Securities and Exchange Commission permits delay for the protection of security holders.

The applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the two latter conditions described above exist.

TAX STATUS

Introduction

Each Certificate is intended to provide periodic long-term income payments from the investment of a single principal sum. Subject to certain limitations, a Certificate may be purchased in connection with a Qualified Plan under applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") or may be acquired as a Non-Qualified Certificate separate from any such Plan. The effect of federal income taxes on the Certificate Value, on Annuity Payments, and on the economic benefit to the Certificate Owner, Annuitant or Designated Beneficiary of the ownership of a Certificate will depend upon the arrangements under which the Certificate is purchased, the tax status of the individual concerned, and the economic return earned by the investments selected under the Certificate.

The discussion below is general in nature and is not intended as tax advice. This discussion is based upon our understanding of the existing federal income tax laws applicable to a Certificate as they are currently interpreted. We make no representation regarding the likelihood of continuation of those current federal income tax laws or of the current interpretations by the Internal Revenue Service ("IRS"). We also make no attempt to consider the application of the federal estate or gift tax laws or of any applicable state or other tax laws. Each person concerned should consult a qualified tax professional.

Substantially Equal Periodic Payment Requirement for Certificate Owners under
Age 59 1/2

Under two provisions of the Code, Annuity Payments starting before age 59 1/2 may need to qualify as "substantially equal periodic payments" for you to be exempt from a 10% penalty tax on the taxable portion of any amounts you receive under a Non-Qualified Certificate or an Individual Retirement Annuity ("IRA"). Three design features of the Certificate that may prevent compliance with the substantially equal periodic payment requirement in particular cases are:

(i)	the subdivision of the Annuity Payments into two or three Income Streams,

(ii)	the Benchmark Rate for the determination of Variable Payments, and

(iii)	the option to receive level monthly payments under a Variable Annuity Income Stream.

Each prospective purchaser should consider the possible effects of these design features on his or her intended use of a Certificate.

The subdivision of the Annuity Payments into two or three Income Streams may result in significant changes, either upward or downwards, in the amount of the Annuity Payments upon the expiration of one Income Stream and the commencement of another Income Stream. For example, if:

(i)	the Annuity Payments during the initial Income Stream are wholly or predominantly paid as Fixed Payments,

(ii)	the Annuity Payments during the subsequent Income Stream are wholly or predominantly paid as Variable Payments, and

(iii)

the Benchmark Investment Rate for the Variable Payments of the subsequent Income Stream is significantly different from the Certificate Rate used to calculate the Fixed Payments during the initial Income Stream, then there could be a significant difference between the amount of the last Fixed Payment during the initial Income Stream, and the amount of the first Variable Payment during the subsequent Income Stream. The IRS has never addressed whether a pattern of Annuity Payments of this type could qualify as substantially equal periodic payments under the Code, and there can be no assurance that such Payments to you would qualify as substantially equal periodic payments.

Electing either different Benchmark Investment Rates for different Income Streams or a 3% Benchmark Investment Rate for an Income Stream could also affect the treatment of Annuity Payments as substantially equal periodic payments. The IRS has never addressed whether a pattern of Annuity Payments resulting from Benchmark Investment Rates of this type could qualify as substantially equal periodic payments under the Code, and there can be no assurance that such Annuity Payments to you would qualify as substantially equal periodic payments.

The election of level monthly Variable Payments under an Income Stream could also affect the treatment of Annuity Payments as substantially equal periodic payments. The IRS has never addressed whether a pattern of Annuity Payments of this type could qualify as substantially equal periodic payments under the Code, and there can be no assurance that such Annuity Payments to you would qualify as substantially equal periodic payments.

Taxation of Non-Qualified Annuities

In General. Under Section 72 of the Code, an individual holder or annuitant under a Non-Qualified Certificate generally will not be subject to income taxes on increases in the value of a Certificate until an actual distribution occurs, in the form of a partial withdrawal, a complete surrender or Annuity Payments or a distribution is deemed to have occurred by reason of an assignment, gift or pledge of the Certificate. (See "Taxation of Non-Natural Persons" for a discussion of special issues applicable to ownership of Certificates by trusts or other legal entities.)

Ordinary Income and Tax Penalties. Any taxable amounts received or deemed received from a Non-Qualified Certificate will be taxable at ordinary income rates and not as capital gains. Certain taxable amounts received or deemed received from a Non-Qualified Certificate will also be subject to a 10% penalty tax. (See "Penalty Tax on Early Distributions from Non-Qualified Certificates.")

Complete Surrenders and Death Benefit Payments. The entire amount of any proceeds received upon a complete surrender of a Non-Qualified Certificate in excess of your cost basis in the Certificate will be subject to tax as ordinary income. The cost basis of a Non-Qualified Certificate will generally be the amount of the Purchase Payment made for the Certificate, reduced by any amount of Annuity Payments received that has been excluded from gross income. (See "Annuity Payments.") A Beneficiary receiving a lump sum death benefit payment under a Non-Qualified Certificate after your death or the death of the Annuitant is similarly taxed on the portion of the amount that exceeds the remaining cost basis in the Certificate.

For Non-Qualified Certificates, the tax treatment applicable to Beneficiaries receiving a lump sum death benefit differs from the income-tax-free treatment applicable to persons inheriting appreciated mutual fund shares who generally will receive a "stepped-up basis" for such shares, and thus will not be taxed on gains accruing prior to the date of the owner's death.

Partial Withdrawals. Any partial withdrawals from a Non-Qualified Certificate before the annuity starting date are taxable on an "income first" basis. Under this rule any such partial withdrawal would be taxable to the extent that such withdrawal is not greater than the excess of the Certificate Value immediately before the partial withdrawal over the Certificate's remaining cost basis immediately before the partial withdrawal. Under this rule, a partial withdrawal of $5,000 or less when the Certificate Value is $100,000 and the remaining cost basis is $95,000 would result in the full withdrawal being reported as taxable income, while a withdrawal of more than $5,000 would result in $5,000 being reported as taxable income.

The rules applicable to partial withdrawals from a Non-Qualified Certificate after the annuity starting date are less clear. Based on the holding of a private letter ruling issued by the IRS in 2000 to another insurance company, it is our intention to apply the same rules that apply to partial withdrawals prior to the annuity starting date in determining the taxable portion of any partial withdrawal from a Non-Qualified Certificate after the annuity starting date. You should consult a qualified tax professional prior to requesting a partial withdrawal from a Non-Qualified Certificate.

Assignments, Gifts, and Pledges. If you assign or transfer ownership of a Non-Qualified Certificate for fair value, you will be subject to income tax on the excess of the consideration received over the basis in the Certificate. In such a case, the transferee will be treated as a new Certificate Owner with a cost basis equal to the amount you received for the assignment or transfer.

If you assign or transfer ownership in a Non-Qualified Certificate for less than fair value, you will still be subject to income tax on the accumulated income under the Certificate as though you had received the value of the Certificate as consideration for the assignment. In such a case, the transferee will also be treated as a new Certificate Owner with a basis equal to the sum of your basis in the contract prior to the assignment or transfer and any gain you recognized on the assignment or transfer. The federal income tax treatment of assignments or transfers of a Certificate by a non-natural person will depend upon the circumstances and no general rule can be stated.

If you make a collateral assignment or pledge of a Non-Qualified Certificate, you will be deemed to have received a distribution from the Certificate in an amount equal to the amount of the collateral assignment or pledge. The taxable income resulting from the constructive distribution will be determined under the rules applicable to partial withdrawals.

Annuity Payments. Under the exclusion provisions of Section 72(b) of the Code, a portion of each Annuity Payment made under a Non-Qualified Certificate after the annuity starting date will generally be treated as a non-taxable return of the cost basis of the Certificate. The remainder of each such Annuity Payment will be taxed as ordinary income and not as capital gains. For IRAs, however, the cost basis will generally be zero, so that Annuity Payments under an IRA will usually be fully taxable. If you direct that Annuity Payments be made to a third party payee, you will still be taxed on such Annuity Payments.

Because of the novel structure of the Certificates, particularly the provisions for the establishment of as many as three Income Streams, there is some uncertainty relating to the application of the Code's exclusion provisions to a Certificate. Despite this uncertainty, we are required to make a determination as to the taxability of the Annuity Payments we make in order to be able to annually report to the IRS and you information about your Annuity Payments. In order to make our determinations, we have made a careful examination of Code Section 72 and the applicable regulations under Section 72. The discussion below reflects these conclusions. However, you should consult with a qualified tax professional about the following assumptions underlying our tax reporting positions:
All Types of Annuity Payments

o

We will determine the taxable portion of each Annuity Payment under a Certificate by subtracting an "exclusion amount" from the Annuity Payment. The exclusion amount will be your cost basis divided by the number of expected Annuity Payments (determined by the IRS regulations that take into account the Annuity Payment Option selected and, for Life Contingent Options, the life expectancy(ies) of the Annuitant(s)). For any Income Stream consisting of both Variable and Fixed Payments, we will treat the Income Stream as collectively being a Variable Payment for purposes of these calculations.

o

If your Purchase Payment under a Non-Qualified Certificate is received from another insurance company as part of a Code Section 1035 exchange and the other company does not give us cost basis information, we will set your cost basis as unknown until the other company sends us such information. Annuity Payments made in the calendar year in which we receive the cost basis information will be tax reported using the exclusion amount determined from such information. Any Annuity Payments made in a prior calendar year will be tax reported as "taxable amount not determined."

o

Following any change to Annuity Payments, other than a change of the payment day of the month, a change to the Benchmark Investment Rate, or a change to the "level monthly" Variable Annuity payment option where the remaining payment length stays the same, the non-taxable portion of each Payment will be recalculated as required under the applicable Regulations.

Payments with No Life Contingency

If a Period Certain Annuity Payment Option with no Life Contingent Annuity Payments is elected under a Certificate, the original cost basis is recovered over the Period Certain and the cost basis is correspondingly reduced. If you die before the end of the Period Certain, and Annuity Payments continue to the Beneficiary during the remainder of the Period Certain, the same exclusion computation will continue to apply to those Payments. If the Beneficiary takes a partial withdrawal from the Certificate, the partial withdrawal amount will be taxable to the Beneficiary to the extent that it does not exceed the excess of the Certificate Value over the remaining cost basis in the Certificate. The reduced Annuity Payments that are received after such a withdrawal will continue to be partially excludible under Code Section 72(b) until the full amount of the cost basis in the Certificate is recovered. If the Beneficiary elects to surrender the Certificate and receive a lump sum instead of continuing Annuity Payments, the lump sum received by the Beneficiary will only be taxable to the extent that it exceeds the remaining cost basis.

Life Contingent Payments with a Period Certain

If a Lifetime Annuity Payment Option with a Period Certain is elected under a Certificate, the original cost basis is reduced by the applicable exclusion amount as Annuity Payments are made. If the Annuitant(s) lives to the life expectancy(ies) as determined under the IRS regulations, you will have recovered the full cost basis, so that the entire amount of each Annuity Payment thereafter will be fully taxable. If the Annuitant(s) dies before the full cost basis is recovered and Annuity Payments continue to the Beneficiary for the remainder of the Period Certain, an exclusion amount will continue to apply to those Payments until the cost basis is fully recovered, and thereafter, the Annuity Payments will be fully taxable.

If the Beneficiary takes a partial withdrawal from the Certificate, the partial withdrawal amount will be taxable to the Beneficiary to the extent that it does not exceed the excess of the Certificate Value over the remaining cost basis in the Certificate. The reduced Annuity Payments that are received after such a withdrawal will continue to be partially excludible under Section 72(b) of the Code until the full amount of the cost basis in the Certificate is recovered. If Annuity Payments under the Certificate end before the cost basis is fully recovered, an income tax deduction will be allowed for the unrecovered amount upon the final tax return of the person to whom the last Annuity Payment was made.

Life Contingent Payments with no Period Certain

If a Lifetime Annuity Payment Option without a Period Certain is elected under a Certificate, the original cost basis is reduced by the applicable exclusion amount as Annuity Payments are made. If the Annuitant(s) lives to the life expectancy(ies) as determined under the IRS regulations, you will have recovered the full cost basis, so that the entire amount of each Annuity Payment thereafter will be fully taxable. If Annuity Payments under the Certificate end before the cost basis is fully recovered, an income tax deduction will be allowed for the unrecovered amount upon the final tax return of the person to whom the last Annuity Payment was made.

Penalty Tax on Early Distributions from Non-Qualified Certificates. The taxable portion of any amounts paid from a Non-Qualified Certificate will be subject to tax at ordinary income tax rates and may also be subject to a 10% penalty tax unless an exception applies. Exceptions from the 10% penalty tax are applicable to amounts that are received from a Non-Qualified Certificate:

o	on or after an individual taxpayer attains age 59 1/2 (This exception would not apply to payments to a non-natural person.);

o

as part of a series of substantially equal periodic payments (not less frequently than annually) made for the life or life expectancy of the taxpayer or for the joint lives or joint life expectancies of the taxpayer and the Beneficiary;

o	after the death of the Certificate Owner (or, where the Certificate Owner is not a human being, after the death of the primary Annuitant);

o	after the taxpayer becomes totally and permanently disabled; or

o

as part of a series of substantially equal periodic payments that begin either within one year of the date the Certificate is issued or, if the Certificate is issued as a result of a Code Section 1035 exchange, within one year of the date the original annuity contract was issued.

Taxation of Non-Natural Persons. While an individual holder of an annuity contract is not generally required to report the increases in value of the contract as taxable income until amounts are received or deemed to have been received under the contract, a non-natural person who holds an annuity contract is generally subject to income taxes on increases in the value of an annuity contract even though no distribution is received from the contract. There are several exceptions to this rule, including an exception for when the non-natural person holds an annuity contract as an agent for a natural person. The application of this exception will depend on the specific facts in each case, but any non-natural Person may purchase a Certificate only after determining that the exception will be applicable at all times.

Income Tax Withholding and Reporting. We are required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. We will notify recipients of their right to elect not to have withholding apply. In addition, the Code requires reporting to the IRS of the amount of income received with respect to Annuity Payments or other distributions from Certificates.

Section 1035 Exchanges. You may purchase a Non-Qualified Certificate with proceeds from the surrender of an existing annuity contract. Such a transaction may qualify as a tax-free exchange pursuant to Section 1035 of the Code. It is our understanding that in such an event:
o	the new Certificate will be subject to the distribution-at-death rules described in "Death Provisions;"

o

purchase payments made between August 14, 1982 and January 18, 1985 and the income allocable to them will, following an exchange, no longer be covered by a "grandfathered" exception to the penalty tax for a distribution of income that is allocable to an investment made over 10 years prior to the distribution; and

o

purchase payments made before August 14, 1982 and the income allocable to them will, following an exchange, continue to be covered by a "grandfathered" exception to the penalty tax for any distribution.

Diversification Standards. The Treasury Department has issued regulations under Code Section 817(h) that set standards for diversification of the investments underlying variable annuity contracts (other than pension plan contracts). The Eligible Funds intend to meet the diversification requirements for the Certificate, as those requirements may change from time to time. If the diversification requirements are not satisfied, the Certificate will not be treated as an annuity contract. As a consequence, income earned on a Certificate would be taxable to you as ordinary income in the year in which the diversification requirements were not satisfied, including previously non-taxed income earned in prior years. As a further consequence, we could be subjected to federal income taxes on assets in the Variable Account.

The preamble to the 1986 investment diversification regulations stated that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying a variable annuity contract will result in the owner being treated as the owner of the investments for federal tax purposes. The guidelines could impose requirements that are not reflected in the Certificate. We, however, have reserved certain rights to alter the Certificate and investment alternatives so as to comply with such guidelines. Since no guidelines have been issued, there can be no assurance as to the content of such guidelines or even whether application of the guidelines will be prospective. For these reasons, you are urged to consult with a qualified tax professional.

Qualified Plans

The Certificate may be used with the types of Qualified Plans known as Individual Retirement Annuities ("IRAs"). Under the Code, IRAs generally enjoy tax-deferred accumulation of amounts invested in the IRA. Therefore, in considering whether or not to purchase a Certificate as an IRA, you should only consider the Certificate's other features, including the availability of lifetime Annuity Payments.

For IRAs other than Roth IRAs, generally the cost basis is zero and the entire Annuity Payment is taxed as ordinary income. For Roth IRAs, the Annuity Payment will be tax-free if it is made after both age 59 1/2 and the end of the 5-taxable year period that began with the first taxable year for which you made a contribution to a Roth IRA.

The tax rules applicable to IRAs vary according to the type of IRA and the terms and conditions of the IRA itself. Therefore, we do not attempt to provide more than general information about the use of the Certificate with IRAs. Certificate Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under IRAs may be subject to the terms and conditions of the applicable Code and IRS regulations regardless of the terms and conditions of the Certificate issued in connection therewith. Following are brief descriptions of the types of IRAs and of the use of the Certificate in connection with them. Purchasers of the Certificate should seek competent advice concerning the purchase of a Certificate as an IRA.

Sections 408(b) and 408A of the Code permit eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" and "Roth IRA," respectively. These individual retirement annuities are subject to limitations on the amount that may be contributed, the persons who may be eligible to contribute, and on the time when distributions may commence. In addition, distributions from certain types of Qualified Plans may be placed on a tax-deferred basis into a Code Section 408(b) Individual Retirement Annuity.

Penalty Tax on Early Distributions from IRAs. The taxable portion of any amounts paid from an IRA will be subject to tax at ordinary income tax rates and may also be subject to a 10% penalty tax unless an exception applies. Exceptions from the 10% penalty tax are applicable to amounts that are received from an IRA:

o	on or after the Certificate Owner attains age 59 1/2 ;

o

as part of a series of substantially equal periodic payments made for the life or life expectancy of the Owner or for the joint lives or joint life expectancies of the Certificate Owner and the Beneficiary;

o	after the death of the Certificate Owner; or

o	after the Certificate Owner becomes totally and permanently disabled.

Required Minimum Distribution Provisions. One of the conditions to tax qualification of IRAs (but not Roth IRAs prior to the death of the Certificate Owner) is satisfaction of the required minimum distribution (RMD) requirements of Code Sections 408(b)(3) and 401(a)(9). Under Section 401(a)(9) of the Code, IRAs will generally be subject both to mandatory minimum distribution requirements upon the attainment of age 70 1/2 by the Certificate Owner and to mandatory death benefit distribution requirements upon the death of the Certificate Owner either before or after the commencement of retirement benefits. To comply with Section 401(a)(9), IRAs must include provisions for the commencement of benefits when the Certificate Owner attains age 70 1/2.

The temporary regulations issued in 2002 under Section 401(a)(9) provide that if the minimum distribution requirements are applicable to an annuity contract for any year in which annuity payments have commenced on an irrevocable basis (except for acceleration), payments under such contract must generally be nonincreasing. IRS Notice 2003-2 provides (1) that the IRS is considering whether to retain this nonincreasing requirement in its final RMD regulations, (2) that annuity payments may alternatively comply with the minimum distribution standards in either of the 1987 or 2001 proposed IRS RMD regulations, and (3) that this alternate method of compliance will be permitted under a transition rule that will last at least through the end of the calendar year in which the final regulations are published. The 2001 proposed RMD regulations provide that distributions under a variable annuity will not be found to be nonincreasing merely because the amount of the payments varies with the investment performance of the underlying assets.

Some forms of Annuity Payments permitted under the Certificates, including specifically: (i) the subdivision of the Annuity Payments into two or three Income Streams, (ii) the option to receive Variable Payments that will increase in amount whenever the net investment return of the selected Sub-account(s) exceeds the Benchmark Investment Rate, (iii) the option to receive level monthly payments under Variable Annuity Income Streams and (iv) the option that allows a partial commutation of benefits if a Period Certain Income Stream has been selected, will not meet the requirements under the temporary 2002 regulations. In addition, depending upon the circumstances, other forms of Annuity Payments available under a Certificate may not meet these nonincreasing requirements under the temporary 2002 regulations. Thus, you should consult with a qualified tax professional before making your IRA Annuity Payment choices in order to evaluate whether your choices will comply with the 2001 and 2002 standards discussed above, keeping in mind that there can be no assurance that the IRS's final regulations will either change the 2002 nonincreasing requirement or extend the transition rule indefinitely. In the event that future IRS regulations and/or rulings would require Certificate modifications in order for distributions to the Certificate Owner to remain in compliance with these distribution requirements, we will make reasonable efforts to comply, and we reserve the right to make such changes as we deem appropriate for that purpose.

To comply with Section 401(a)(9) of the Code, IRAs must also include provisions for the distribution of benefits after the death of the owner. If the owner dies after annuity payments have commenced, the entire remaining interest must be distributed to the beneficiary at least as rapidly as under the method of distribution being used as of the date of the owner's death

Income Tax Withholding and Reporting. We are required to withhold federal income taxes on taxable amounts paid under Certificates unless the recipient elects not to have withholding apply. In addition, the Code requires reporting to the IRS of the amount of income received with respect to Annuity Payments or other distributions from IRAs.

VARIABLE ACCOUNT VOTING PRIVILEGES

In accordance with our view of present applicable law, we will vote the shares of the Eligible Funds held in the Variable Account at regular and special meetings of the shareholders of the Eligible Funds in accordance with instructions received from persons having the voting interest in the Variable Account. We will vote shares for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.

However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation should change, and as a result we determine that we are permitted to vote the shares of the Eligible Funds in our own right, we may elect to do so.

You have the voting interest under a Certificate that has Certificate Value invested in the Variable Account. The number of shares held in the Variable Account that are attributable to you is determined by dividing the reserve for the Annuity Payments by the net asset value of one share. As Variable Payments are made, the votes attributable to you decrease as the reserves underlying the payments decrease.

We will determine the number of shares in which you have a voting interest as of the date established by the respective Eligible Fund for determining shareholders eligible to vote at the meeting of the Fund. We will solicit voting instructions in writing prior to such meeting in accordance with the procedures established by the Eligible Fund.

You will receive periodic reports relating to the Eligible Fund(s) in which you have an interest, proxy material and a form with which to give such voting instructions.

SALES OF THE CERTIFICATES

Clarendon Insurance Agency, Inc. ("Clarendon"), our indirect subsidiary, serves as the principal underwriter for the Certificate described in this prospectus. Salespersons who represent us as variable annuity agents will sell the Certificates. Such salespersons are also registered representatives of broker/dealers who have entered into selling agreements with Clarendon. Clarendon is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. It is located at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

A dealer selling the Certificate may receive up to 9.00% of the Purchase Payment, and additional compensation later based on the Certificate Value attributable to those payments. In addition, under certain circumstances, we or certain of our affiliates, under a marketing support agreement with Clarendon, may pay certain sellers for other services not directly related to the sale of the Certificates, such as special marketing support allowances.

We may sell Certificates with lower or no dealer compensation to a person who is an officer, director, or employee of ours or an affiliate of ours or to any Qualified Plan established for such a person.

We may sell Certificates with lower or no dealer compensation as part of an exchange program for other fixed ("Old FA") and variable ("Old VA") annuity contracts we or an affiliated company previously issued. A Certificate issued in exchange for an Old VA will be issued with an exchange endorsement that provides that the Purchase Payment under the Certificate equals the surrender value of the Old VA and that there will be no surrender charges under the Certificate.

Under any exchange program of ours, we treat the exchange as being income tax free. Before making any exchange, you should consult a competent tax advisor and, for Old VA to Certificate exchanges, you also should consider the differences between the two variable annuities, including the Sub-account selections. Salespersons who represent us may only recommend such an exchange if it is in your best interest and only after reviewing your personal and financial situation and needs, tolerance for risk and ability to pay for the proposed new Certificate.

PERFORMANCE INFORMATION

We may from time to time advertise certain performance information concerning the Sub-accounts.

Performance information is not an indicator of either past or future performance of a Certificate.

We may advertise total return information for the Sub-accounts for various periods of time. Total return performance information is based on the overall percentage change in value of a hypothetical investment in the Sub-account over a given period of time.

Average annual total return information shows the average annual compounding percentage change applied to the value of an investment in the Sub-account from the beginning of the measuring period to the end of that period. Average annual total return reflects historical investment results, less all Sub-account and Certificate charges and deductions as required by certain regulatory rules. This calculation also reflects any surrender charge that would apply if you surrendered the Certificate at the end of each period indicated. We do not deduct premium taxes from average annual total return. Average annual total return would be lower if these charges were deducted.

In order to calculate average annual total return, we divide the change in value of a Sub-account under a Certificate surrendered on a particular date by a hypothetical $1,000 investment in the Sub-account. We then annualize the resulting total rate for the period to obtain the average annual compounding percentage change during the period.

We also may present additional non-standardized total return information that is computed on a different basis. Any non-standardized total return will be accompanied by average annual total return calculated as described above:
o

First, we may present total return information without any deduction of the surrender charge. This presentation assumes that the investment in the Certificate continues beyond the period when the surrender charge applies. This is consistent with the long-term investment and retirement objectives of the Certificate. The total return percentage will be higher using this method than the standard method described above.

o

Second, we may present total return information calculated as described above, except that the surrender charge, the certificate maintenance charge and premium taxes are not deducted. Thus, the calculation is simplified. We divide the change in a Sub-account's Annuity Unit Value over a specified time period by the Annuity Unit Value of that Sub-account at the beginning of the period. We may calculate a 12-month change rate. If we calculate a rate for longer periods, we annualize the total rate in order to obtain the average annual percentage change for that period. The percentages would be less if the surrender charge, the certificate maintenance charge and premium taxes were included.

o

Third, certain of the Eligible Funds have been available for other variable annuity contracts prior to the beginning of the offering of the Certificates described in this prospectus. We may present performance information for such periods based on the historical results of the Eligible Funds and applying the Certificate's fees and charges for the specified time periods without applicable surrender charges. The percentages would be less if these surrender charges were included.

We may advertise yield and effective yield information for the MFS/Sun Life Money Market Sub-account. The yield of the Sub-account refers to the income generated by an investment in the Sub-account over a specifically identified seven-day period. We annualize this income by assuming that the amount of income generated by the investment during that week is generated each week over a 52-week period. It is shown as a percentage. The yield reflects the deduction of all charges assessed against the Sub-account and a Certificate but does not include any surrender charges and premium tax charges. The yield would be lower if these charges were included.

We calculate the effective yield of the MFS/Sun Life Money Market Sub-account in a similar manner but, when annualizing the yield, we assume income earned by the Sub-account is reinvested. This compounding effect causes effective yield to be higher than yield.

We may provide to you and prospective Certificate Owners advertising and other information on a variety of topics. Such topics may include the relationship between certain economic sectors and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing and asset allocation). Such topics may also include, the advantages and disadvantages of investing in tax-advantaged and taxable instruments, customer profiles and hypothetical purchase scenarios, financial management and tax and retirement planning, and other investment alternatives, including comparisons between the Certificates and the characteristics of and market for such alternatives.

SUN LIFE (U.S.) AND THE VARIABLE ACCOUNT

We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 49 states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands, and we have an insurance company subsidiary that does business in New York. The Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and Sun Life (U.S.). Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, and Philippine stock exchanges.

Effective December 31, 2003, Keyport Life Insurance Company ("Keyport") merged with and into Sun Life (U.S.), with Sun Life (U.S.) as the surviving entity. Keyport was an affiliate of Sun Life (U.S.). Keyport was a stock life insurance company organized under the laws of the State of Rhode Island in 1957. Keyport was acquired by Sun Life Financial in November 2001 from Liberty Financial Companies, Inc., a subsidiary of Liberty Mutual Insurance Company of Boston, Massachusetts.

We are a member of the Insurance Marketplace Standards Association ("IMSA"), and as such may use the IMSA logo and membership in IMSA in advertisements. Being a member means that we have chosen to participate in IMSA's Life Insurance Ethical Market Conduct Program.

The Variable Account was established by Keyport, a predecessor of Sun Life (U.S.), on January 30, 1996, pursuant to the provisions of Rhode Island law, as a segregated investment account. On December 31, 2003, Keyport was merged with and into Sun Life (U.S.). The Variable Account survived the merger intact. The Variable Account meets the definition of "separate account" under the federal securities laws. The Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. Such registration does not mean the Securities and Exchange Commission supervises us or the management of the Variable Account.

Obligations under the Certificates are our obligations. Although the assets of the Variable Account are our property, these assets are held separately from our other assets and are not chargeable with liabilities arising out of any other business we may conduct. Income, capital gains and/or capital losses, whether or not realized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to the income, capital gains, and/or capital losses arising out of any other business we may conduct.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Variable Account or the Principal Underwriter is a party. We are engaged in various kinds of routine litigation that, in our judgment, is not of material importance in relation to our total capital and surplus.

INQUIRIES BY CERTIFICATE OWNERS

You may write us with questions about your Certificate to Sun Life Assurance Company of Canada (U.S.), Client Service Department, P.O. Box 9133, Wellesley Hills, MA 02481 or call (800) 367-3653.

TABLE OF CONTENTS--STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A - DEFINITIONS

Annuitant(s): The natural person(s) who is the Certificate Owner and on whose life Annuity Payments are based. A Joint Certificate Owner who is also a Joint Annuitant is permitted and, unless otherwise indicated, any reference to Annuitant shall include the Joint Annuitant.

Annuity Payment Option: Any one of several options available under the Certificate for Annuity Payments. The Annuity Payment Option determines the duration and type of Annuity Payments you are entitled to receive under the Certificate.

Annuity Payments: The series of payments starting on the Income Date under the Annuity Payment Option selected. Annuity Payments may consist of Variable Payments or Fixed Payments or a combination of both Variable Payments and Fixed Payments.

Annuity Unit: An accounting unit used to calculate Variable Payments.

Annuity Unit Value: Each Annuity Unit has a dollar value that changes over time based on the investment performance of the Sub-account in relation to the Benchmark Investment Rate. We determine the Annuity Unit Values for the Sub-Accounts at the end of each Valuation Period.

Application: A set of written instructions that you provide to us with your Purchase Payment that we require in order to issue the Certificate to you.

Attained Age: The age of an individual, in years, as of his or her last birthday.

Benchmark Investment Rate ("BIR"): The assumed rate(s) of return of the Variable Account selected by you and used to calculate the amount of Variable Payments for each Income Stream.

Beneficiary(ies): The person who controls the Certificate upon the death of the Certificate Owner or the last surviving Joint Certificate Owner, if any.

Certificate: The document issued to a Certificate Owner to evidence a Certificate Owner's participation under the group Contract. The Certificate summarizes the benefits and provisions of the group Contract.

Certificate Anniversary: An anniversary of the Certificate Date.

Certificate Date: The date a Certificate is issued to a Certificate Owner.

Certificate Owner ("you," "your"): The person who owns a Certificate under the group Contract. If the Certificate Owner is a natural person, the Certificate Owner must also be the Annuitant. Joint Certificate Owners own the Certificate equally with rights of survivorship. Natural persons who are Joint Certificate Owners must also be Joint Annuitants.

Certificate Rate: The rate used for purposes of calculating Income Stream Values. The Certificate Rate differs for Variable Payments and Fixed Payments and will be equal to:
(1)	the Benchmark Investment Rate(s) currently used to calculate the Variable Payments for each Income Stream; and

(2)	the interest rate(s) originally used on the Income Date to calculate the Fixed Payments for each Income Stream.

Certificate Surrender Value: The Commuted Certificate Value, less any applicable taxes, tax withholdings and surrender charges or other applicable charges.

Certificate Value: Prior to the Income Date, the Certificate Value is equal to the Purchase Payment credited with interest from the Certificate Date. After the Income Date, the Certificate Value is equal to the sum of all Income Stream Value(s).

Certificate Year: The first Certificate Year is the annual period that begins on the Certificate Date. Subsequent Certificate Years begin on each Certificate Anniversary.

Commuted Certificate Value: The sum of all Commuted Income Stream Value(s) under a Certificate.

Commuted Income Stream Value: The present value of all future Annuity Payments under a Period Certain Income Stream, using as discount rates:
o	the Benchmark Investment Rate for the Annuity Units currently used to calculate the amount of Variable Payments for that Income Stream; and

o	the interest rate originally used on the Income Date to calculate the Fixed Payments for that Income Stream, increased by the Liquidity Adjustment Factor.

Each future Annuity Payment is assumed to be equal to the amount of an Annuity Payment as of the date of the present value calculation. Life Contingent Income Streams are not subject to surrender or partial withdrawals and therefore have no Commuted Income Stream Value.

Company ("we," "us," "our", "Sun Life (U.S.)"): Sun Life Assurance Company of Canada (U.S.).

Eligible Funds: The underlying mutual funds in which the Variable Account invests.

Fixed Account: The name we use for our General Account that provides Fixed Payments.

Fixed Payments: The portion, if any, of Annuity Payments that are based on allocations of Certificate Value to the Fixed Account. We guarantee the dollar amount of Fixed Payments. Fixed Payments will not be less than the minimum values required by any law of the jurisdiction where the Certificate is delivered.

General Account: Our general investment account that contains all of our assets except those in the Variable Account and our other separate accounts.

Group Contract Owner: The person or entity to which the group Contract is issued.

Income Anniversary: An anniversary of the Income Date.

Income Date: The date on which Annuity Payments begin. The Income Date may not be earlier than 15 days following the Certificate Date and may not be later than 60 days following the Certificate Date.

Income Stream: A series of consecutive Annuity Payments to be paid during a specified period of time under your Certificate. You may divide the payments to be made under your Certificate into as many as three Income Streams. For each Income Stream, your selections on the Application determine:
o	the duration of the Income Stream;

o	the percentage of the initial Annuity Payment that will consist of a Fixed Payment; and

o	the percentage of the initial Annuity Payment that will consist of a Variable Payment.

An Income Stream is active if it is producing Annuity Payments. An Income Stream is inactive if Annuity Payments have not yet begun under the Income Stream.

Income Stream Value: The present value of all future Annuity Payments provided under an Income Stream calculated using the Certificate Rate and the mortality table, if any, used to calculate Annuity Payments under that Income Stream.

Income Year: The first Income Year is the annual period that begins on the Income Date. Subsequent Income Years begin on each subsequent Income Anniversary.

Initial Annuity Payment Amount: The amount of the first payment you will receive from the first Income Stream. For subsequent Income Streams, if any, the Initial Annuity Payment Amount reflects what your payment from that Income Stream would be if, during the inactive period, the investment performance of the Sub-Accounts you select for that Income Stream equals the BIR for that Income Stream. If the Sub-account investment performance differs from the BIR during the inactive period, however, your first payment from that Income Stream also will differ.

Life Contingent: A type of Income Stream or Annuity Payment Option that provides Annuity Payments for the lifetime of the Annuitant(s).

Liquidity Adjustment Factor: An amount not to exceed three percentage points (300 basis points) that will be added to the interest rate originally used on the Income Date for calculating Fixed Payments in order to determine a discount rate to be used for calculating the present value of Fixed Payments that are surrendered or partially withdrawn. The Liquidity Adjustment Factor will be specified on the Income Date and will not change.

Net Purchase Payment: The Purchase Payment, plus interest from the Certificate Date, less any taxes paid to any governmental entity relating to a Certificate, including premium taxes, which are deducted on the Income Date.

Non-Qualified Certificate: Any Certificate that is not issued under a Qualified Plan.

Office: Our office at 112 Worcester Street, Wellesley Hills, Massachusetts 02481 (mailing address: P.O. Box 9133, Wellesley Hills, MA 02481).

Period Certain: A fixed length of time selected by you during which we guarantee that Annuity Payments will be made whether or not the Annuitant is still alive.

Person: A human being, trust, corporation, or any other legally recognized entity.

Portfolio: A series of an Eligible Fund which constitutes a separate and distinct class of shares.

Purchase Payment: The payment made by or on behalf of a Certificate Owner with respect to a Certificate. The Certificate is issued in consideration of a single Purchase Payment.

Qualified Plan: A retirement plan that may receive favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code of 1986, as amended.

Sub-account: Variable Account assets are divided into Sub-accounts. Assets of each Sub-account will be invested in shares of a Portfolio of an Eligible Fund.

Valuation Date: Each day on which we and the New York Stock Exchange ("NYSE") are open for business, or any other day that the Securities and Exchange Commission requires that mutual funds, unit investment trusts or other investment portfolios be valued.

Valuation Period: The period of time beginning at the close of business of the NYSE on each Valuation Date and ending at the close of business on the next succeeding Valuation Date.

Variable Account: Keyport Variable Account A, which is a separate investment account of Sun Life (U.S.) into which Certificate Value may be allocated.

Variable Payments: The portion, if any, of Annuity Payments that are based on allocations of Certificate Value to the Variable Account.

Written Request: A request in writing, in a form satisfactory to us, and received by us at our Office.

APPENDIX B -THE FIXED ACCOUNT

Introduction

This appendix describes the Fixed Account available under the Certificate.

Any amounts we allocate to the Fixed Account to provide Fixed Payments become part of our General Account. Because of provisions in the securities laws, our General Account including the Fixed Account, are not subject to regulation under the Securities Act of 1933 or the Investment Company Act of 1940. The Securities and Exchange Commission has not reviewed the disclosure in the prospectus relating to the General Account and the Fixed Account.

Allocations to the Fixed Account

Before the Income Date, your Purchase Payment will be allocated to the Fixed Account and will be credited with interest from the Certificate Date to the Income Date at an annual interest rate set by us. On the Income Date, we will allocate Certificate Value to the Fixed Account if you have selected an Income Stream that provides for Fixed Payments. Your selections in the Application must specify the duration of the Income Stream and the percentage of the initial Annuity Payment that will consist of a Fixed Payment. The percentage, if not zero, must be at least 10%. After the Certificate is issued, you may not change the percentage of Fixed Payments that will be paid during an Income Stream.

Fixed Payments

Fixed Payments will be calculated by us using an interest rate determined on the Income Date. The rate of interest may differ depending on the Annuity Payment Option selected by you and the Income Streams selected by you. Once the Income Date occurs, however, Fixed Payments are guaranteed and will not change in amount for the duration of the Income Stream, unless you make a partial withdrawal, surrender the Certificate, make changes to Annuity Payments or there is a reduced remainder paid to a surviving Joint Annuitant.

Computation of Present Value of Fixed Payments when Partial Withdrawals or Surrenders are made from the Fixed Account

If you make partial withdrawals from a Period Certain Income Stream and you have selected to receive Fixed Payments from that Income Stream, we will calculate the present value of the Fixed Payments for that Income Stream. We will use a discount rate that will be the interest rate originally used on the Income Date to calculate the Fixed Payments for that Income Stream, increased by a Liquidity Adjustment Factor that will be specified on the Income Date and will not change. The Liquidity Adjustment Factor will be set by us from time to time and will be a rate not in excess of three percent (300 basis points). If the rate used for the Liquidity Adjustment Factor is increased between the Certificate Date and the Income Date, you will receive the lower rate. If you surrender your Certificate and you have selected to receive Fixed Payments under any of the Income Streams subject to the surrender, we will calculate the present value of the Fixed Payments subject to surrender in the same manner. To the extent a partial withdrawal or surrender includes amounts from the Fixed Account, the present value of Fixed Payments, determined as set forth above, shall be included in the partial withdrawal or surrender amount, less surrender charges, if applicable.

APPENDIX C - TELEPHONE INSTRUCTIONS

Telephone Transfers of Certificate Values

1. If there are Joint Certificate Owners, both must authorize us to accept telephone instructions but either Certificate Owner may give us telephone instructions.

2. All callers must identify themselves. We reserve the right to refuse to act upon any telephone instructions in cases where the caller has not sufficiently identified himself/herself to our satisfaction.

3. Neither we nor any person acting on our behalf shall be subject to any claim, loss, liability, cost or expense if we or such person acted in good faith upon a telephone instruction, including one that is unauthorized or fraudulent. However, we will employ reasonable procedures to confirm that a telephone instruction is genuine and, if we do not, we may be liable for losses due to an unauthorized or fraudulent instruction. You thus bear the risk that an unauthorized or fraudulent instruction we execute may cause your Certificate Value to be lower than it would be had we not executed the instruction.

4. We record all conversations with disclosure at the time of the call.

5. The Application for the Certificate may allow you to create a power of attorney by authorizing another person to give telephone instructions. Unless prohibited by state law, we will treat such power as durable in nature and it shall not be affected by your subsequent incapacity, disability or incompetence. Either we or the authorized person may cease to honor the power by sending written notice to you at your last known address. Neither we nor any person acting on our behalf shall be subject to liability for any act executed in good faith reliance upon a power of attorney.

6. Telephone authorization shall continue in force until:
o	we receive your written revocation,
o	we discontinue the privilege, or
o	we receive written evidence that you have entered into a market timing or asset allocation agreement with an investment adviser or with a broker/dealer.

7. If we receive telephone transfer instructions at 800-367-3653 before 4:00 P.M. Eastern Time or other close of trading on the New York Stock Exchange, they will be initiated that day based on the unit value prices calculated at the close of that day. We will initiate instructions we receive after the close of trading on the NYSE on the following business day.

8. Once we accept instructions, they may not be canceled.

9. You must make all transfers in accordance with the terms of the Certificate and current prospectus. If your transfer instructions do not conform to these terms, we will not execute the transfer and will notify the caller within 48 hours.

APPENDIX D - INCOME STREAM EXAMPLES

Example 1

Create a basic income annuity by choosing Annuity Payments for a guaranteed number of years and selecting Annuity Payments that are either only Fixed or only Variable.

A $100,000 Purchase Payment is allocated (less premium taxes, if applicable) to the selected Annuity Payment Option with one Income Stream.
On Income Date $100,000 allocated to 20 Year Period Certain Annuity Payment Option
Annuity Payments
20 Years Certain
$
Income Stream
20 Years
100% Variable Payment based upon investment allocations and Benchmark Investment Rate of 3%
Active in Years 1-20

Changes you can make to this Period Certain Annuity

You may

- Change your variable investment allocations by making transfers among the Sub-accounts subject to Certificate limits.
- Change the Benchmark Investment Rate effective on Income Anniversary.
- Change the length of the Period Certain effective on Income Anniversary.
- Access cash values at any time.

You may not

- Transfer from the Variable Account to the Fixed Account.

Note: This example uses a hypothetical Purchase Payment and payment percentages. The Purchase Payment can be $25,000 or greater and Fixed and Variable Payments can be designated in other percentages.

Example 2

Create a basic income annuity by choosing Annuity Payments for a guaranteed number of years and selecting the percentage of the Annuity Payments that will be Fixed and the percentage that will be Variable.

A $100,00 Purchase Payment is allocated (less premium taxes, if applicable) to the selected Annuity Payment Option with one Income Stream.
On Income Date $100,000 allocated to 20 Year Period Certain Annuity Payment Option
Annuity Payments
20 Years Certain
$
Income Stream
20 Years
30% Fixed Payment
70% Variable Payment based upon investment allocations and Benchmark Investment Rate of 3%
Active in Years 1-20

Changes you can make to this Period Certain Annuity

You may:

- Change your variable investment allocations by making transfers among the Sub-accounts subject to Certificate limits.
- Change the Benchmark Investment Rate effective on Income Anniversary.
- Change the length of the Period Certain effective on Income Anniversary.
- Access cash values at any time.

You may not:

- Transfer between the Fixed Account and Variable Account.

Note: This example uses a hypothetical Purchase Payment and payment percentages. The Purchase Payment can be $25,000 or greater and Fixed and Variable Payments can be designated in other percentages.

Example 3

Create an income annuity with a "split" Period Certain Annuity Payment Option, with each Income Stream having different percentages of Fixed and Variable Payments. Each Income Stream covers a designated, sequential time horizon. Each Income Stream can have different investment allocations for the Variable Payments.

A $100,000 Purchase Payment is allocated (less premium taxes, if applicable) to the selected Annuity Payment Option. In this example, a 20 year Period Certain was chosen to be split into two Income Streams. Different percentages of Fixed and Variable Payments and different Benchmark Rates for each Income Stream have been selected. Payments from Income Stream 1 start immediately and end after year 10 and payments from Income Stream 2 start in year 11 and end after year 20.

On Income Date $100,000 allocated to 20 Year Period Certain Annuity Payment Option
Income Stream 1
Years 1-10
60% Fixed Payment
40% Variable Payment based upon investment allocations and Benchmark Investment Rate of 6%
Active in Years 1 – 10
Income Stream 2
Years 11-20
30% Fixed Payment
70% Variable Payment based upon investment allocations and Benchmark Investment Rate of 3%
Inactive in Years 1 – 10
Income Stream 2
Years 11 – 20
Active in Years 11 – 20
Annuity Payments
10 Years Certain
10 Years Certain
$
$

Changes you can make to this two Income Stream Period Certain Annuity

You may:

- Change your variable investment allocations within each Income Stream by making transfers among the Sub-accounts subject to Certificate limits.
- Change the Benchmark Investment Rate effective on Income Anniversary within any Income Stream.
- Access cash values at any time.

You may not:

- Transfer between the Fixed Account and Variable Account.
- Transfer between the Income Streams.
- Change the length of the Period Certain.

Note: This example uses a hypothetical Purchase Payment and payment percentages. The Purchase Payment can be $25,000 or greater and Fixed and Variable Payments can be designated in other percentages.

Example 4

Create an income annuity with a "split" Lifetime with Period Certain Annuity Payment Option, with each Income Stream having different percentages of Fixed and Variable Payments. Each Income Stream covers a designated, sequential time horizon. Each Income Stream can have different investment allocations for the Variable Payments.

A $100,000 Purchase Payment is allocated (less premium taxes, if applicable) to the selected Annuity Payment Option. In this example, a Lifetime with 10 Year Period Certain Annuity Payment Option was chosen, which is automatically split into two Income Streams. Different percentages of Fixed and Variable Payments and different Benchmark Rates for each Income Stream have been selected. Payments from Income Stream 1 start immediately and end after year 10 and, if you are still alive, payments from Income Stream 2 start in Year 11 and continue for Life.

On Income Date $100,000 allocated to Lifetime with 10 Year Period Certain Annuity Payment Option
Income Stream 1
Years 1-10
60% Fixed Payment
40% Variable Payment based upon investment allocations and Benchmark Investment Rate of 6%
Active in Years 1-10
Income Stream 2
Years 11-Life
30% Fixed Payment
70% Variable Payment based upon investment allocations and Benchmark Investment Rate of 3%
Inactive in Years 1-10
Income Stream 2
Years 11-Life
Active in Years 11 - Life
Annuity Payments
10 Years Certain
Payments Continue for Life
$
$

Changes you can make to this two Income Stream Life with Period Certain Annuity

You may:

- Change your variable investment allocations within each Income Stream by making transfers among the Sub-accounts subject to Certificate limits.
- Change the Benchmark Investment Rate effective on Income Anniversary within any Income Stream.
- Access cash values from the Period Certain Income Stream (Stream 1).

You may not:

- Transfer between the Fixed Account and Variable Account.
- Transfer between the Income Streams.
- Change the length of the Period Certain.

Note: This example uses a hypothetical Purchase Payment and payment percentages. The Purchase Payment can be $25,000 or greater and Fixed and Variable Payments can be designated in other percentages.

APPENDIX E -

APPLYING THE NET PURCHASE

PAYMENT TO INCOME STREAMS

A Certificate Owner purchases a VIA Certificate. He chooses a 20-year Certain Annuity Payment Option. He chooses to allocate his Net Purchase Payment to two Income Streams, each will have a 10-year duration.

The Certificate Owner decides to receive both Fixed and Variable Payments from the first Income Stream in the following proportions: 30% Fixed Payments and 70% Variable Payments. He wants his Variable Payments to be made 100% from the available Bond Sub-account. He chooses a BIR of 6% for the Variable Payments.

The Certificate Owner decides also to receive both Fixed and Variable Payments from the second Income Stream. In this case, he would like to receive 20% Fixed Payments and 80% Variable Payments. He chooses to have all of these Variable Payments from the available Growth Sub-account, and he chooses a BIR of 3%.

On the Income Date, his Net Purchase Payment is equal to $100,000.

The following four illustrations show, in progression, the how we apply his Net Purchase Payment to the two Income Streams of the Certificate.

Illustration 1

On the Income Date, we calculate the Initial Annuity Payment amount for his Annuity Payment Option by multiplying his net Purchase Payment by the annuity purchase rate for the Annuity Payment Option he have selected. We determine the annuity purchase rate based upon a number of factors including the frequency and expected duration of the Annuity Payments, the applicable Certificate Rates and, for the Lifetime Annuity Payment Options, the age and sex of the Annuitants. Assume the annuity purchase rate in this case is 0.0058876.
Client's Choices
	Premium	100,000 Purchase Payment 20 year Period Certain
APO
		↙	↘

	Stream #	Stream 1	Stream 2
	Years	1 - 10	11 - 20
	BIR	6%	3%
	Fixed/Variable	30% Fixed/70% Variable	20% Fixed/80% Variable
	Variable Fund	Bond	Growth

Sun Life Calculates	Initial Annuity Payment Amount	$588.76	$588.76
	[calculated amount]	[0.0058876 x $100,000]	[0.0058876 x $100,000]

Illustration 2

We divide the Initial Annuity Payment Amount in each Income Stream, whether active or inactive into an initial Fixed Payment and Variable Payment base upon the Certificate Owner's selected allocations.

Client's Choices
	Premium	100,000 Purchase Payment 20 year Period Certain
	APO
		↙	↘

	Stream #	Stream 1	Stream 2
	Years	1 - 10	11 - 20
	BIR	6%	3%
	Fixed/Variable	30% Fixed/70% Variable	20% Fixed/80% Variable
	Variable Fund	Bond	Growth

Sun Life Calculates	Initial Annuity Payment Amount	$588.76	$588.76

	'Fixed' Payment	$176.63	$117.75
	[Fixed % x Initial Annuity Payment Amount]	[$588.76 x 0.30]	[$588.76 x 0.20]

	Initial 'Variable' Payment	$412.13	$471.01
	[Variable % x Initial Annuity Payment Amount]	[$588.76 x 0.70]	[$588.76 x 0.80]

Illustration 3

We further divide each Income Stream's Variable Payment amount into Sub-account payment amounts based on the Certificate Owner's Sub-account allocation percentages. For each Sub-account payment amount, we determine the number of Annuity Units by dividing the Sub-account payment amount by the Sub-account Annuity Unit Value for the Valuation Period that includes the Income Date.
Client's Choices
	Premium		100,000 Purchase Payment 20 year Period Certain
	APO
	↙		↘

	Stream #	Stream 1	Stream 2
	Years	1 - 10	11 - 20
	BIR	6%	3%
	Fixed/Variable	30% Fixed/70% Variable	20% Fixed/80% Variable
	Variable Fund	Bond	Growth

Sun Life Calculates	Initial Annuity Payment Amount	$588.76	$588.76

	'Fixed' Payment	$176.63	$117.75

	Initial 'Variable' Payment	$412.13	$471.01
	AUVissue by Sub-account	10.00000 (Bond)	15.00000 (Growth)
	Variable Units	41.21300	31.40067
	[Initial 'Variable' Payment / AUV issue]	[$412.13/10.0]	[$471.01/15.0]

Illustration 4

We use the Initial Annuity Payment Amount to calculate the portion of his Net Purchase Payment to be allocated to each Income Stream, whether active or inactive, to achieve his selected Annuity Payment allocation percentages. For each Income Stream, we calculate a separate present value for the Fixed Payments, based upon the fixed interest rate we established, and for the Variable Payments, based upon the BIR you selected. We then divide your Net Purchase Payment up to fund those separate amounts.

Client's Choices
	Premium	100,000 Purchase Payment 20 year Period Certain
	APO
		↙	↘

	Stream #	Stream 1	Stream 2
	Years	1 - 10	11 - 20
	BIR	6%	3%
	Fixed/Variable	30% Fixed/70% Variable	20% Fixed/80% Variable
	Variable Fund	Bond	Growth

Sun Life Calculates	Initial Amount Payment Amount	$588.76	$588.76

	'Fixed' Payment	$176.63	$117.75

	Initial 'Variable' Payment	$412.13	$471.01

	AUVissue by Sub-account	10.00000 (Bond)	15.00000 (Growth)
	Variable Units	41.21300	31.40067

	Purchase Payment Allocation
	Fixed	17,766.94 32.1%	8,204.63 18.4%
	Variable	37,572.55 67.9%	36,455.89 81.6%
	Total Allocations Per Stream	55,339.49 100.0%	44,660.51 100.0%

Assume instead the Certificate Owner purchases a VIA Certificate and chooses a 20-year Certain Annuity Payment Option. We automatically allocate his Net Purchase Payment to two Income Streams: a 10-year Period Certain Income Stream followed by a Lifetime Income Stream. Assume he makes the same investment allocations as above.

As we did in the above example , we use the Initial Annuity Payment Amount to calculate the portion of his Net Purchase Payment to be allocated to each Income Stream, whether active or inactive, to achieve his selected Annuity Payment allocation percentages. For each Income Stream, we calculate a separate present value for the Fixed Payments, based upon the fixed interest rate we established, and for the Variable Payments, based upon the BIR you selected. We then divide his Net Purchase Payment up to fund those separate amounts.
Client's Choices
	Premium	100,000 Purchase Payment Life with 10 year Period Certain
APO
		↙	↘

	Stream #	Stream 1	Stream 2
	Years	1 - 10	11 - 20
	BIR	6%	3%
	Fixed/Variable	30% Fixed/70% Variable	20% Fixed/80% Variable
	Variable Fund	Bond	Growth

Sun Life Calculates	Initial Annuity Payment Amount	$572.69	$572.69
		[0.0057269 x $100,000]	[0.0057269 x $100,000]

	'Fixed' Payment	$171.81	$114.54
		[$572.69 x 0.30]	[$572.69 x 0.20]

	Initial 'Variable' Payment	$400.88	$458.15
		[$572.69 x 0.70]	[$572.69 x 0.80]

	AUVissue by Sub-account	10.00000 (Bond)	15.00000 (Growth)
	Variable Units	40.08800	30.54333
		[$400.88 / 10.0]	[$458.15 / 15.0]

Purchase Payment Allocation
	Fixed	17,469.88 32.3%	8,575.19 18.6%
	Variable	36,546.70 67.7%	37,408.63 81.4%
	Total Allocations Per Stream	54,016.18 100.0%	45,983.82 100.0%

APPENDIX F - TRANSFERING INCOME STREAM VALUE

If you make a transfer within either an active or an inactive Income Stream, the number of Annuity Units you receive going forward will be based upon the new Sub-account Payment allocations you have selected. For example:

o

Assume that your Income Stream (whether active or inactive) is allocated 100% to the Bond Sub-account and that you are receiving monthly Annuity Payments based on 25 Annuity Units from the Bond Sub-account.

o	Assume that the Annuity Unit Value of the Bond Sub-account on September 1, 2003 is $8.00. Your monthly Annuity Payment, if made on that September 1, 2003, would be $200 (25 x $8.00).

o

Assume further that, on September 1, 2003 you decide to transfer 80% of your Income Stream Value to the Growth Sub-account, which has a current Annuity Unit Value of $16. The number of Bond Sub-account Units allocated to that Income Stream per Annuity Payment would be reduced by 80% (0.80 x 25 units = 20 units) to 5 (25 units - 20 units = 5 units), and the value of the those 20 Bond Sub-account Units would be applied to get 10 new Growth Sub-Account Units ((20 units x $8) / $16) = 10 units). On the transfer date, a $200 Annuity Payment will therefore be divided as follows: $40 Bond Sub-Account (0.20 x $200) and $160 Growth Sub-Account (0.80 x $200).

The amount of each Sub-account Payment is based upon the price of the Annuity Units on the date of the payment. Annuity Payments are made only from active Income Streams. Continuing the above example:

o

If this Income Stream were an active Income Stream, your next Annuity Payment (on October 1, assuming monthly payouts) would be based on the Annuity Unit Values for those Sub-accounts on the next payment date. For example, if the prices increased to $9 per unit for the Bond Sub-account and $20 per unit for the Growth Sub-account, the next Variable Payment from that Income Stream would be $245 ( (5 units x $9) + (10 units x $20) ).

o

If this Income Stream were inactive, no payments would be paid from it immediately. The number of Annuity Units (5 Bond Sub-account Annuity Units and 10 Growth Sub-account Annuity Units) will remain constant. When the first Annuity Payment is made after the Stream becomes active, that Annuity Payment will be determined by the Unit Value of each of the two Sub-accounts on the date of the payment. Their Annuity Unit Values will reflect the investment performance of those Sub-accounts during the inactive period of the Income Stream.

If you surrender your Period Certain Annuity after making a transfer from an inactive Income Stream, you would receive the value of the units in the inactive Income Stream on the Surrender Date. In the above example, if the Income Stream was inactive and the Certificate was surrendered on October 1, you would surrender all Bond Sub-account units at $9/unit and all Growth Sub-account units at $20/unit.

Distributed by:

Clarendon Insurance Agency, Inc.

P.O. Box 9133

112 Worcester Street

Wellesley Hills, MA 02481

Issued by:

Sun Life Assurance Company of Canada (U.S.)

P.O. Box 9133

112 Worcester Street

Wellesley Hills, MA 02481

Yes. I would like to receive the Sun Life Financial Variable Immediate Annuity Statement of Additional Information.

Yes. I would like to receive the Statement of Additional Information for the Eligible Funds of:

Franklin Templeton Variable Insurance Products Trust

Lord Abbett Series Fund, Inc.

MFS/Sun Life Series Trust

Oppenheimer Variable Account Funds

PIMCO Variable Insurance Trust

Sun Capital Advisers TrustSM

Name

Address

City

State

Zip

BUSINESS REPLY MAIL

FIRST CLASS MAIL PERMIT NO. 6719 BOSTON, MA

POSTAGE WILL BE PAID BY ADDRESSEE

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

P.O. Box 9133

One Sun Life Executive Park

Wellesley Hills, MA 02481

NO POSTAGE

NECESSARY

IF MAILED

IN THE

UNITED STATES

PART B

STATEMENT OF ADDITIONAL INFORMATION

FOR

SUN LIFE FINANCIAL VARIABLE IMMEDIATE ANNUITY

GROUP AND INDIVIDUAL SINGLE PURCHASE PAYMENT

VARIABLE IMMEDIATE ANNUITY CONTRACT

ISSUED BY

KEYPORT VARIABLE ACCOUNT A

OF

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.) ("Sun Life (U.S.)")

This Statement of Additional Information ("SAI") is not a prospectus but it relates to, and should be read in conjunction with, the Sun Life Financial Variable Immediate Annuity prospectus dated May , 2004. The SAI is incorporated by reference into the prospectus. The prospectus is available, at no charge, by writing Sun Life (U.S.) at P.O. Box 9133, Wellesley Hills, MA 02481 or by calling (800) 979-5126.

The date of this statement of additional information is May , 2004.

VARIABLE ANNUITY BENEFITS

Variable Payments

For each variable payment option, we calculate separately each Sub-account's contribution to your periodic payments. Your total periodic payment equals: (a) the sum of the payment amounts determined for all for the Sub-accounts you have selected; less (b) the pro-rata amount of the annual Certificate Maintenance Charge.

Variable Payments will fluctuate in accordance with the investment results of the underlying Eligible Funds. In order to determine how these fluctuations affect Annuity Payments, Sun Life (U.S.) uses an Annuity Unit value. Each Sub-account has its own Annuity Units and value per Unit. The Annuity Unit value applicable during any Valuation Period is determined at the end of such period.

Under each Income Stream, the portion of your initial Variable Payment based on your interest in a Sub-account will be determined by deducting any applicable Certificate Maintenance Charge and then dividing the remaining value of your interest in that Sub-account by $1,000 and multiplying the result by the annuity payment factor currently offered by Sun Life (U.S.) at the time Annuity Payments begin for the particular Annuity Payment Option selected. Depending on the Annuity Payment Option selected, the current annuity payment factor may be based on the life expectancy of the Annuitant.

For all Variable Payments from active or inactive Income Streams, we first determine the Sub-account payment amounts based upon your Sub-account allocation percentages. We calculate the number of Annuity Units for each Sub-account payment amount by dividing the initial Sub-account payment amount by the Sub-account Annuity Unit Value for the Valuation Period that includes the Income Date. The number of Annuity Units remains fixed for the duration of the Income Stream, unless you make changes to Annuity Payments, make withdrawals, change the Sub-account allocations, or there is a reduced remainder paid to a surviving Annuitant. Each Sub-account payment amount after the first Annuity Payment will be determined by multiplying (a) by (b), where: (a) is the number of Sub-account Annuity Units; and (b) is the Sub-Account Annuity Unit Value for the Valuation Period that includes the date of the particular Variable Payment. If an inactive Income Stream will provide Variable Payments, the first Variable Payment amount when the Income Stream becomes active will reflect the changes in Annuity Unit Value that have occurred while the Income Stream was inactive.

When Sun Life (U.S.) first purchased Eligible Fund shares on behalf of each Sub-account, Sun Life (U.S.) valued each Annuity Unit for such Sub-account at a specified dollar amount. The Annuity Unit value for each Sub-account in any Valuation Period thereafter is determined by multiplying the value for the prior period by a net investment factor. (See "Net Investment Factor" in the prospectus.) This factor may be greater or less than 1.0; therefore, the Annuity Unit may increase or decrease from Valuation Period to Valuation Period. For each Benchmark Investment Rate ("BIR"), Sun Life (U.S.) calculates a net investment factor for each Annuity Unit Value by dividing (a) by (b), where:

(a)	is equal to the Annuity Unit Value as defined in the prospectus; and

(b)

is the investment factor for the current Valuation Period. The investment factor adjusts for the interest assumed in determining the first Variable Payment. Such factor for any Valuation Period shall be the accumulated value, at the end of such period, of $1.00 deposited at the beginning of such period at the BIR. The BIR for Annuity Units based on the Certificate's annuity tables is 6% per year (3% for Florida Certificates, 5% per year for Oregon and Texas Certificates). A BIR of 3% per year is also currently available upon Written Request.

With a particular BIR, Variable Payments after the first one will increase or decrease from month to month based on whether the actual annualized investment return of the selected Sub-account(s) (after deducting the Mortality and Expense Risk Charge and the Administrative Charge) is better or worse than the BIR percentage. If a given amount of Sub-account value is applied to a particular Annuity Payment Option, the initial payment will be smaller if a 3% BIR is selected instead of a 6% BIR, but, all other things being equal, the subsequent 3% BIR payments have the potential for increasing in amount by a larger percentage and for decreasing in amount by a smaller percentage. For example, consider what would happen if the actual annualized investment return (see the first sentence of this paragraph) is 9%, 6%, 3%, or 0% between the time of the first and second payments. With an actual 9% return, the 3% BIR and 6% BIR payments would both increase in amount but the 3% BIR payment would increase by a larger percentage. With an actual 6% return, the 3% BIR payment would increase in amount while the 6% BIR payment would stay the same. With an actual return of 3%, the 3% BIR payment would stay the same while the 6% BIR payment would decrease in amount. Finally, with an actual return of 0%, the 3% BIR and 6% BIR payments would both decrease in amount but the 3% BIR payment would decrease by a smaller percentage. Note that the changes in payment amounts described above are on a percentage basis and thus do not illustrate when, if ever, the 3% BIR payment amount might become larger than the 6% BIR payment amount. Note that over an extended period of time, the 6% BIR Variable Payment amount will start out being larger than the 3% BIR Variable Payment amount, but eventually the 6% BIR Variable Payment amount will become less than the 3% BIR Variable Payment amount.

Re-Allocating Sub-account Payment Percentages

The number of Annuity Units for each Sub-account for each Income Stream within an Annuity Payment Option that includes Variable Payments will remain fixed during the entire Income Stream unless you make a written request for a change. Currently you can instruct Sun Life (U.S.) to change the Sub-account(s) used to determine the amount of the Variable Payments unlimited times every 12 months. Your request must specify the percentage of the Variable Payment that is to be based on the investment performance of each Sub-account. The percentage for each Sub-account, if not zero, must be at least 10% and must be a whole number. At the end of the Valuation Period during which Sun Life (U.S.) receives the request, Sun Life (U.S.) will: (a) value the Annuity Units for each Sub-account to create a total annuity value; (b) apply the new percentages you have selected to this total value; and (c) recompute the number of Annuity Units for each Sub-account. This new number of units will remain fixed for the remainder of the Income Stream period unless you request another change.

SAFEKEEPING OF ASSETS

Sun Life (U.S.) acts as custodian for, and is responsible for the safekeeping of, the assets of the Variable Account. Sun Life (U.S.) has responsibility for providing all administration of the Certificates and the Variable Account. This administration includes, but is not limited to, preparation of the Contracts and Certificates, maintenance of Certificates Owners' records, and all accounting, valuation, regulatory and reporting requirements.

PRINCIPAL UNDERWRITER

The Contract and Certificates, which are offered continuously, are distributed by Clarendon Insurance Agency, Inc. ("Clarendon"), a subsidiary of Sun Life (U.S.).

EXPERTS

The financial statements included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein (report dated April 18, 2003 accompanying the financial statements of Keyport Life Insurance Company - Variable Account A expresses an unqualified opinion and includes an explanatory paragraph relating to the use of the financial statements for the year ended December 31, 2001 audited by other auditors in arriving at the information for the year ended December 31, 2001 contained in footnote 5; their report dated February 21, 2003 accompanying the consolidated financial statements of Sun Life Assurance Company of Canada (U.S.) expresses an unqualified opinion and includes an explanatory paragraph relating to the Company's adoption of provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, effective January 1, 2001, described in Note 1 , and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Their office is located at 200 Berkeley St., Boston, Massachusetts.

INVESTMENT PERFORMANCE

The Variable Account may from time to time quote performance information concerning its various Sub-accounts. A Sub-account's performance may also be compared to the performance of sub-accounts used with variable annuities offered by other insurance companies. This comparative information may be expressed as a ranking prepared by Financial Planning Resources, Inc. of Miami, FL (The VARDS Report), Lipper Analytical Services, Inc., or by Morningstar, Inc. of Chicago, IL (Morningstar's Variable Annuity Performance Report), which are independent services that compare the performance of variable annuity sub-accounts. The rankings are done on the basis of changes in annuity unit values over time and do not take into account any charges (such as distribution charges or administrative charges) that are deducted directly from Certificate values.

Ibbotson Associates of Chicago, IL provides historical returns from 1926 on capital markets in the United States. The Variable Account may quote the performance of its Sub-accounts in conjunction with the long-term performance of capital markets in order to illustrate general long-term risk versus reward investment scenarios. Capital markets tracked by Ibbotson Associates include common stocks, small company stocks, long-term corporate bonds, long-term government bonds, U.S. Treasury Bills, and the U.S. inflation rate. Historical total returns are determined by Ibbotson Associates for: Common Stocks, represented by the Standard and Poor's Composite Stock Price Index (an unmanaged weighted index of 90 stocks prior to March 1957 and 500 stocks thereafter of industrial, transportation, utility and financial companies widely regarded by investors as representative of the stock market); Small Company Stocks, represented by the fifth capitalization quintile (i.e., the ninth and tenth deciles) of stocks on the New York Stock Exchange for 1926-1981 and by the performance of the Dimensional Fund Advisors Small Company 9/10 (for ninth and tenth deciles) Fund thereafter; Long Term Corporate Bonds, represented beginning in 1969 by the Salomon Brothers Long-Term High-Grade Corporate Bond Index, which is an unmanaged index of nearly all Aaa and Aa rated bonds, represented for 1946-1968 by backdating the Salomon Brothers Index using Salomon Brothers' monthly yield data with a methodology similar to that used by Salomon Brothers in computing its Index, and represented for 1925-1945 through the use of the Standard and Poor's monthly High-Grade Corporate Composite yield data, assuming a 4% coupon and a 20-year maturity; Long-Term Government Bonds, measured each year using a portfolio containing one U.S. government bond with a term of approximately twenty years and a reasonably current coupon; U.S. Treasury Bills, measured by rolling over each month a one-bill portfolio containing, at the beginning of each month, the shortest-term bill having not less than one month to maturity; Inflation, measured by the Consumer Price Index for all Urban Consumers, not seasonably adjusted, since January, 1978 and by the Consumer Price Index before then. The stock capital markets may be contrasted with the corporate bond and U.S. government securities capital markets. Unlike an investment in stock, an investment in a bond that is held to maturity provides a fixed rate of return. Bonds have a senior priority to common stocks in the event the issuer is liquidated and interest on bonds is generally paid by the issuer before it makes any distributions to common stock owners. Bonds rated in the two highest rating categories are considered high quality and present minimal risk of default. An additional advantage of investing in U.S. government bonds and Treasury bills is that they are backed by the full faith and credit of the U.S. government and thus have virtually no risk of default. Although government securities fluctuate in price, they are highly liquid.

Yield for MFS/Sun Life Money Market Sub-account

Yield percentages for the MFS/Sun Life Money Market Sub-account are calculated using the method prescribed by the Securities and Exchange Commission. Yields reflect the deduction of the annual 1.40% asset-based Certificate charges. Yields also reflect, on an allocated basis, the Certificate's annual $36 Certificate Maintenance Charge that is collected after the Income Date, if the Purchase Payment is less than $100,000. Yields do not reflect Surrender Charges and premium tax charges. The yield would be lower if these charges were included. The following is the standardized formula:

Yield equals:   (A - B - 1) X  365
                           C                 7

Where:

A	=	the Annuity Unit value at the end of the 7-day period.

B	=

hypothetical Certificate Maintenance Charge for the 7-day period. The assumed annual MFS/Sun Life Money Market Sub-account charge is equal to the $36 Certificate charge multiplied by a fraction equal to the average number of Certificates with MFS/Sun Life Money Market Sub-account value during the 7-day period divided by the average total number of Certificates during the 7-day period. This annual amount is converted to a 7-day charge by multiplying it by 7/365. It is then equated to an Annuity Unit size basis by multiplying it by a fraction equal to the average value of one MFS/Sun Life Money Market Sub-account Annuity Unit during the 7-day period divided by the average Certificate Value in MFS/Sun Life Money Market Sub-account during the 7-day period.

C	=	the Annuity Unit value at the beginning of the 7-day period.

The yield formula assumes that the weekly net income generated by an investment in the MFS/Sun Life Money Market Sub-account will continue over an entire year.

FINANCIAL STATEMENTS

The financial statements of the Variable Account and Sun Life Assurance Company of Canada (U.S.) are included herein. The financial statements of Sun Life Assurance Company of Canada (U.S.) are provided as relevant to its ability to meet its financial obligations under the Certificates and should not be considered as bearing on the investment.

PART C

Item 24. Financial Statements and Exhibits
++++	(a)	Financial Statements:
Included in Part B:
Keyport Variable Account A:
Statement of Assets and Liabilities - December 31, 2003

Statement of Operations and Changes in Net Assets for the years ended December 31, 2003 and 2002

Notes to Financial Statements

Sun Life Assurance Company of Canada (U.S.):
Consolidated Statement of Income, Years Ended December 31, 2003, 2002 and 2001;

Consolidated Balance Sheets, December 31, 2003 and 2002;

Consolidated Statements of Comprehensive Income, Years Ended December 31, 2003, 2002 and 2001;

Consolidated Statements of Stockholder's Equity, Years Ended December 31, 2003, 2002 and 2001;

Consolidated Statements of Cash Flows, Years Ended December 31, 2003, 2002 and 2001;

Notes to Consolidated Financial Statement; and
Independent Auditors' Report.

	(b)	Exhibits:

	(1)	Amended and Restated Resolution of the Board of Directors establishing Keyport Variable Account A (Filed herewith)

	(2)	Not applicable

*	(3a)	Marketing Services Agreement by and between Sun Life Assurance Company of Canada (U.S.), Sun Life of Canada (U.S.) Distributors, Inc. and Clarendon Insurance Agency, Inc.

*	(3b)	Specimen Sales Operations and General Agent Agreement

	(4a)	Specimen of Group Variable Annuity Contract of Sun Life Assurance Company of Canada (U.S.) (Filed herewith)

	(4b)	Specimen of Variable Annuity Certificate of Sun Life Assurance Company of Canada (U.S.) (Filed herewith)

	(4c)	Specimen Individual Variable Annuity Contract of Sun Life Assurance Company of Canada (U.S.) (Filed herewith)

	(4d)	Form of Tax-Sheltered Annuity Endorsement (Filed herewith)

	(4e)	Form of Individual Retirement Annuity Endorsement (Filed herewith)

	(4f)	Form of Roth Individual Retirement Annuity Endorsement (Filed herewith)

	(5a)	Form of Application for a Group Variable Annuity Contract (Filed herewith)

	(5b)	Form of Application for a Group Variable Annuity Certificate and Individual Variable Annuity Contract (Filed herewith)

**	(6a)	Articles of Incorporation of Sun Life Assurance Company of Canada (U.S.)

***	(6b)	By-Laws as amended effective January 1, 2000 of Sun Life Assurance Company of Canada (U.S.)

	(7)	Not applicable

	(8a)	Form of Participation Agreement (Filed herewith)

	(8b)	Participation Agreement Among Sun Life Assurance Company of Canada (U.S.), PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC (Filed herewith)

++++	(8b)(i)	Amendment to Participation Agreement

	(8c)	Participation Agreement By and Among Lord Abbett Series Fund, Inc., Lord Abbett & Co. and Sun Life Assurance Company of Canada (U.S.) (Filed herewith)

++++	(8c)(i)	Amendment to Participation Agreement

	(8d)	Participation Agreement Among Oppenheimer Variable Account Funds, OppenheimerFunds, Inc. and Sun Life Assurance Company of Canada (U.S.) (Filed herewith)

++++	(8d)(i)	Amendment to Participation Agreement

+++	(8e)	Participation Agreement Among Sun Capital Advisers Trust, Sun Capital Advisers, Inc. and Sun Life Assurance Company of Canada (U.S.) (Filed herewith)

++++	(8e)(i)	Amendment to Participation Agreement

++	(8f)	Participation Agreement Among MFS/Sun Life Series Trust, Sun Life Assurance Company of Canada (U.S.) and Massachusetts Financial Services Company (Filed herewith)

++++	(8f)(i)	Amendment to Participation Agreement

****	(8g)

Participation Agreement Among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), Sun Life Insurance and Annuity Company of New York and Clarendon Insurance Agency, Inc.

+	(8g)(i)	Amendment to Participation Agreement

	(9)	Opinion and Consent of Counsel (Filed herewith)

++++	(10)	Consent of Independent Auditors

	(11)	Not applicable

	(12)	Not applicable

	(13)	Not applicable

	(14)	Chart of Affiliations (Filed herewith)

	(15)(a)	Powers of Attorney (Filed herewith)

	(15)(b)	Resolution of the Board of Directors of the depositor dated July 24, 2003, authorizing the use of powers of attorney for Officer signatures (Filed herewith)

*

Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4 (File No. 333-37907) filed on or about January 16, 1998.

**	Incorporated by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4 (file No. 333-37907) filed on or about October 14, 1997.

***

Incorporated by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4 (File No. 333-30844) filed on or about June 9, 2000.

****	Incorporated by reference to the Registration Statement of KBL Variable Account A on Form N-4 (File No. 333-102278) filed on or about December 31, 2002.

+	Incorporated by reference to the Registration Statement of Keyport Variable Account A on Form N-4 (File No. 333-111642) filed on or about December 31, 2003.

++

Incorporated by reference to Post-Effective Amendment No. 13 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4 (File No. 33-41628) filed on or about April 23, 1999.

+++

Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4 (File No. 333-82957), filed on or about February 3, 2000.

++++	To be filed by amendment.

Item 25. Directors and Officers of the Depositor.
Name and Principal	Positions and Offices
Business Address*	With Depositor

James C. Baillie	Director
Torys LLP
Suite 300, Maritime Life Tower
Toronto, Ontario Canada MSK 1N2

Paul W. Derksen	Director
Sun Life Assurance Company of Canada
150 King Street West
Toronto, Ontario Canada M5H 1J9

David D. Horn	Director
257 Lake Street
P.O. Box 24
New Vineyard, ME 04956

James A. McNulty, III	Director
12 Wild Holly Lane
Medfield, MA 02052

C. James Prieur	Chairman and Director
Sun Life Assurance Company of Canada
150 King Street West
Toronto, Ontario Canada M5H 1J9

S. Caesar Raboy	Director
220 Boylston Street
Boston, MA 02110

Robert C. Salipante	President and Director
Sun Life Assurance Company of Canada (U.S.)
One Sun Life Executive Park
Wellesley Hills, MA 02481

David K. Stevenson	Director
359 Grove Street
Needham, MA 02492

Donald A. Stewart	Director
Sun Life Assurance Company of Canada
150 King Street West
Toronto, Ontario Canada M5H 1J9

William W. Stinson	Director
1001 13th Avenue S.W.
Calgary, Alberta Canada T2R 0L5

Claude A. Accum	Vice President and Chief Actuary
One Sun Life Executive Park
Wellesley Hills, MA 02481

James M.A. Anderson	Vice President, Investments
One Sun Life Executive Park
Wellesley Hills, MA 02481

Nancy L. Conlin	Vice President and Chief Counsel
One Sun Life Executive Park
Wellesley Hills, MA 02481

Gary Corsi	Vice President and Chief Financial Officer
One Sun Life Executive Park
Wellesley Hills, MA 02481

Mark W. DeTora	Vice President, Individual Insurance
One Sun Life Executive Park
Wellesley Hills, MA 02481

Ellen B. King	Assistant Vice President and Senior Counsel
One Sun Life Executive Park	and Secretary
Wellesley Hills, MA 02481

Philip K. Polkinghorn	Vice President, Annuities
112 Worcester Street
Wellesley Hills, MA 02481

James R. Smith	Vice President and Chief Information Officer
One Sun Life Executive Park
Wellesley Hills, MA 02481

Janet V. Whitehouse	Vice President, Human Resources and
One Sun Life Executive Park	Administrative Services
Wellesley Hills, MA 02481

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant.

No person is directly or indirectly controlled by the Registrant. The Registrant is a separate account of Sun Life Assurance Company of Canada (U.S.), a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., a wholly-owned subsidiary of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., which is in turn a wholly-owned subsidiary of Sun Life Assurance Company of Canada.

The organization chart of Sun Life Assurance Company of Canada is filed herein as Exhibit 14.

None of the companies listed in such Exhibit 14 is a subsidiary of the Registrant; therefore, the only financial statements being filed are those of Sun Life Assurance Company of Canada (U.S.).

Item 27. Number of Contract Owners.

     None.

Item 28. Indemnification.

     Directors and officers of the Depositor and the principal underwriter are covered persons under Directors and Officers/Errors and Omissions liability insurance policies issued by ICI Mutual Insurance Company, Federal Insurance Company, Firemen's Fund Insurance Company, CNA and Lumberman's Mutual Casualty Company. Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers under such insurance policies, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director or officer in the successful defense of any action, suit or proceeding) is asserted by such director or officer in connection with the variable annuity contracts, the Depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

Clarendon Insurance Agency, Inc. ("Clarendon") is principal underwriter of the variable annuity and variable life insurance contracts issued through Keyport Variable Account A of Sun Life Assurance Company of Canada (U.S.). Clarendon is also principal underwriter for the KMA Variable Account; Sun Life of Canada (U.S.) Variable Accounts C, D, E, F, G, H, and I; Keyport Variable Account I; KBL Variable Account A, KBL Variable Annuity Account, Sun Life (N.Y.) Variable Accounts A, B and C; Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, World Governments Variable Account, Total Return Variable Account, and Managed Sectors Variable Account.

The directors and officers of Clarendon Insurance Agency, Inc. are:
Name and Principal	Position and Offices
Business Address*	with Underwriter

Imants Sakson	President
James M.A. Anderson	Director
Gary Corsi	Director
Philip K.	Director
Ellen B. King	Clerk
George E. Madden	Vice President & Chief Compliance Officer
Michael L. Gentile	Vice President
John E. Coleman	Vice President
Nancy C. Atherton	Assistant Vice President & Tax Officer
Jane F. Jette	Financial/Operations Principal and Treasurer

** The principal business address of all directors and officers of the principal underwriter, except for Mr. Polkinghorn, is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. The principal business address of Mr. Polkinghorn is 112 Worcester Street, Wellesley Hills, MA 02481.

Item 30. Location of Accounts and Records.

     Sun Life Assurance Company of Canada (U.S.), 112 Worcester Street, Wellesley Hills, Massachusetts 02481.

Item 31. Management Services.

     Not applicable.

Item 32. Undertakings.

The Registrant hereby undertakes:

(a) To file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity Contracts may be accepted;

(b) To include either (1) as part of any application to purchase a Contract offered by the prospectus, a space that an Applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the Applicant can remove to send for a Statement of Additional Information;

(c) To deliver any Statement of Additional Information and any financial statements required to be made available under SEC Form N-4 promptly upon written or oral request.

(d) Representation with respect to Section 26(e) of the Investment Company Act of 1940: Sun Life Assurance Company of Canada (U.S.) represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

The Registrant is relying on the no-action letter issued by the Division of Investment Management of the Securities and Exchange Commission to American Council of Life Insurance, Ref. No. IP-6-88, dated November 28, 1988, the requirements for which have been complied with by the Registrant.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf, in the Town of Wellesley Hills and State of Massachusetts, on this __th day of February, 2004.

Variable Account A
(Registrant)

		BY:	Sun Life Assurance Company of Canada (U.S.)
(Depositor)

		BY:	/s/ Robert C. Salipante**
Robert C. Salipante
President

Attest:	/s/ Edward M. Shea
Edward M. Shea
Assistant Vice President and Senior Counsel

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.
	/s/ Robert C. Salipante**	February ___, 2004
	Robert C. Salipante	Date
President
(Principal Executive Officer)

	/s/ Gary Corsi**	February ___, 2004
	Gary Corsi	Date
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ James C. Baillie*
James C. Baillie
Director

/s/ David D. Horn*
David D. Horn
Director

/s/ Paul W. Derksen*
Paul W. Derksen
Director

/s/ C. James Prieur*
C. James Prieur
Director

/s/ James A. McNulty, III*
James A. McNulty, III
Director

/s/ S. Caesar Raboy*
S. Caesar Raboy
Director

/s/ Robert C. Salipante
Robert C. Salipante
Director

/s/ David K. Stevenson*
David K. Stevenson
Director

/s/ Donald A. Stewart*
Donald A. Stewart
Director

/s/ William W. Stinson*
William W. Stinson
Director

*BY:	/s/ Edward M. Shea	February___, 2004
	Edward M. Shea	Date
Attorney-in-Fact

*Edward M. Shea has signed this document on the indicated date on behalf of the above Directors of the Depositor pursuant to powers of attorney duly executed by such persons and included herein.

** Edward M. Shea has signed this document on the date indicated on behalf of Messrs. Salipante and Corsi pursuant to powers of attorney duly executed by such persons and Board of Directors resolution, dated July 24, 2003, and included herewith as Exhibit 15(b).

Item		Page

(4a)	Specimen of Group Variable Annuity Contract

(4b)	Specimen of Variable Annuity Certificate

(4c)	Specimen of Individual Variable Annuity Contract

(4d)	Form of Tax-Sheltered Annuity Endorsement

(4e)	Specimen of Individual Retirement Annuity Endorsement

(4f)	Specimen of Roth Individual Retirement Annuity Endorsement

(4g)	Specimen of Exchange Endorsement

(5a)	Form of Application for a Group Variable Annuity Contract

(5b)	Form of Application for a Group Variable Annuity Certificate and Individual Variable Annuity Contract

(8a)	Form of Participation Agreement

(8j)	Specimen Participation Agreement Among Sun Life Assurance Company of Canada (U.S.), PIMCO Variable Insurance Trust and PIMCO Funds Distributors LLC

(8k)	Participation Agreement By and Among Lord Abbett Series Fund, Inc., Lord Abbett & Co. and Sun Life Assurance Company of Canada (U.S.)

(8l)	Participation Agreement Among Oppenheimer Variable Account Funds, OppenheimerFunds, inc. and Sun Life Assurance Company of Canada (U.S.)

(8m)	Participation Agreement Among Sun Capital Advisers Trust, Sun Capital Adivisers, Inc. and Sun Life Assurance Company of Canada (U.S.)

(8n)	Participation Agreement Among MFS/Sun Life Series Trust, Sun Life Assurance Company of Canada (U.S.) and Massachusetts Financial Services Company

(9)	Opinion and Consent of Counsel

(14)	Chart of Affiliations

(15a)	Powers of Attorney

(15b)	Resolution of the Board of Directors